








# ZARLINK SEMICONDUCTOR
Inc



# 2003 Annual Report

## Table of Contents

## Our Mission

Zarlink will provide the most compelling products for Network, Consumer and Ultra Low-Power Communications, ahead of the competition, thereby earning a superior return for our shareholders.

# Chairman's Letter

*I am pleased to report that in* Fiscal 2003, *during another year of uncertainty for the global* semiconductor industry, Zarlink made substantial progress toward achieving its business and financial goals. Management continued to lay a solid foundation for the future by adhering to a well-reasoned strategic plan that emphasizes ongoing investment to build a superior product portfolio, guided by sound operational and financial practices.

While the company did report a net loss, this result must be seen within the context of the global situation. The Semiconductor Industry Association reported that, after declining by 32% in 2001, the worst downturn on record, global industry revenues rose by only 1.3% in 2002. Regional variations were extreme, however, with semiconductor sales recovering strongly in parts of Asia but continuing to fall in Japan, Europe, and the Americas. Conditions in the network communications semiconductor market, which accounts for 60% of Zarlink's revenues, remained difficult due to continued tight controls on capital expenditures by telecommunications carriers and networking companies.

Faced with ongoing volatility in geographic markets and product segments, success depends, we believe, on maintaining an intense focus on select markets and customer needs, an unwavering commitment to innovation and R&D, and near-flawless execution on products. This year, Zarlink made progress in all three areas. The entire company moved forward based on a business model designed to build a sustainable, profitable, and fast-moving semiconductor company.

For example, Zarlink took advantage of growth trends in Asia-Pacific by rapidly introducing high-quality products specifically for those markets, buttressed by excellent customer support. As a result, Fiscal 2003 revenues from Asia-Pacific rose by one-third, accounting for 39% of total company revenue. Tight operational controls also enabled Zarlink to maintain high levels of R&D investment. Coupled with management's relentless focus on improving time-to-market, the company boosted new product introductions by 70%, with only a marginal increase of 6% in total R&D spending.

I wish to welcome Spencer Lanthier to our Board of Directors. Mr. Lanthier, who was Chairman and Chief Executive of KPMG Canada from 1993 to 1999, brings considerable financial and management acumen to Zarlink's Board.

For the second consecutive year, my message is that these are challenging times for Zarlink and its stakeholders. I am confident that management and employees are taking effective action in response to difficult business conditions, and are building a company structured to succeed regardless of cyclical fluctuations. My thanks go to all of them. I am also grateful for the support received from our customers and shareholders, and their continued confidence in Zarlink Semiconductor.



Dr. Henry Simon
Chairman of the Board

## President's Letter

I recently marked my second year at the helm of Zarlink Semiconductor, and during that time, much has changed in the company and our industry. A year ago, the entire semiconductor industry was still heading downhill, and our planning revolved around how to deal with the downturn.

In Fiscal 2003, conditions began stabilizing and we started seeing the first results of the strategy our team has been executing for two years. Revenues touched an historic low in the second quarter and then improved in the second half. In fact, fourth-quarter revenue was up sequentially by 13% from the previous quarter, the first double-digit growth recorded in 10 quarters. Other important indicators – including gross margins, inventory levels, order backlog, and weekly booking rates – have shown similar improvements.

Our strategy for recovery and future growth is founded on three principles: customer focus, rapid product introduction, and cost control. First, we have fundamentally changed how we engage customers, by linking them to our product development cycle. At Zarlink, no major product R&D program moves forward without strong involvement from at least one major customer.

Second, we set out to dramatically improve our new product output. In Fiscal 2001, this company delivered just 16 new products. In Fiscal 2002, we increased output to 41 new products. This year, we delivered a record 70 new products to the marketplace, proving that Zarlink is now operating as a world-class product engine. In the fourth quarter alone, we launched 16 new products – as many as in all of Fiscal 2001.

Third, we have maintained a rigorous focus on controlling costs, while also improving operations efficiency. Our Operations teams have completely overhauled Zarlink's logistics and manufacturing flows. These improvements are freeing up cash by reducing inventory, and improving customer satisfaction by cutting product delivery times. This year, the company remained virtually debt-free, with a significant cash balance.

In Fiscal 2003, we continued to build our brand by changing the names of our business units to better reflect our evolution as a communications semiconductor company.

"Network Communications" (formerly Network Access) better expresses that our products are found in a wide range of voice, data, and optical networks. "Consumer Communications" (formerly User Access) reflects that our Radio Frequency products are used in such consumer products as digital TVs and cell phones. Finally, our Medical business is now called "Ultra Low-Power Communications", better capturing the opportunities for our low-power products in the communications and healthcare markets.

The last two years have been the toughest in the industry's history. During this time, the people of Zarlink have been hard at work, building the foundations of a world-class semiconductor company. You are now seeing that world-class company begin to emerge, and we are positioned to succeed as industry conditions improve.



Patrick J. Brockett
President & CEO

# Our Business Focus

Zarlink does business in three major segments of the global semiconductor industry: network communications, consumer communications, and ultra low-power communications. Here is a review of the key product lines in our business segments.

## NETWORK COMMUNICATIONS

Zarlink's products are used to configure, transport, and switch voice and data traffic in wired, wireless, and optical networks. The Network Communications segment develops and sells products in the following areas: TDM switching, timing and synchronization, packet processing, voice quality processing, packet switching, high-performance analog, and optical components and modules.

### TDM Switching

Sometimes described as miniature switchboards, our TDM (time-division multiplex) digital switching chips excel at efficiently switching voice and data traffic through the network.

TDM is the core switching technology at the heart of global telecommunications networks, and Zarlink research shows we are #1 in TDM voice/data switching chips, with the broadest line of DS-0 (Digital Signal-0), TDM/TSI (time slot interchange) digital switching chips in the world, used for a wide range of applications.

In Fiscal 2003, Zarlink continued to introduce the innovative products that our customers require to maximize the efficiency of their systems. We launched a new platform of switching chips – the ZL50010 family – that redefines the market for low-density TDM switches. The most cost-effective and richly featured 512-channel devices in the industry, these chips boost performance by offering on-board timing functions and programmable features.

### Timing and Synchronization

Timing and synchronization devices are critical for ensuring network voice and data connections are reliable and error-free. Timing chips are utilized extensively on line cards and timing cards in communications equipment. They generate and distribute highly accurate clocks that are used by other devices in the system, and function even when source clocks are interrupted.

Zarlink is the only company in the industry to provide digital PLLs (phase-locked loop) devices, analog PLLs, and timing modules. As a leader in the timing and synchronization market, we are rapidly expanding our product lines. We offer a broad portfolio of digital PLLs for T1/E1 networking equipment. We're also developing new high-speed, low-jitter digital and analog PLL devices for SONET/SDH (Synchronous Optical Network/Synchronous Digital Hierarchy) equipment. We recently entered a new segment of the market with our first integrated timing module; a fully featured device for OC-3 (Optical Carrier, level 3) line cards in SONET/SDH systems.

### Packet Processing

One of the most significant long-term trends in networking is the all-out drive to cut costs and offer new services by routing TDM-based voice and data traffic over packet-based Ethernet/IP (Internet Protocol) networks. To a large extent, success hinges on Ethernet's ability to interoperate with the huge installed base of TDM access equipment.

Zarlink is combining its expertise in TDM switching and timing technology to develop a new platform of high-capacity TDM-to-Ethernet "packet processors." With our packet processors, customers can use Ethernet equipment to transport high volumes of profitable TDM services, with "carrier-grade" quality, over packet backbones and Ethernet metropolitan area networks.

This year, we launched our MT90880 family of packet processors, and we recently demonstrated the next step in this important new product line: the industry's highest-density, single-chip TDM-to-Ethernet packet processor.

### Voice Quality Processing

Today, more telephone calls than ever before are being sent over wireless and packet-based networks. Since wireless and packet networks are fundamentally prone to delay – which causes annoying echoes during calls – there is a growing need for VEC (voice echo canceller) devices that help to cost-effectively deliver high-quality voice transmission.

Zarlink's growing line of low- and high-density VEC devices meet rigorous U.S., European, and Asian telephone company standards, and are renowned for their powerful software algorithms that eliminate echoes.

In Fiscal 2003, we drove to satisfy customer requirements at both ends of the VEC market. We introduced 256- and 288-channel devices – the world's highest-capacity single-chip VECs – and a platform of low-density, 4-, 8- and 16-channel VECs for Asia's surging fixed-wireless network markets. Our off-the-shelf VEC chips save designers time and money, compared to using software-intensive DSPs (digital signal processors) or VEC modules.

### Packet Switching

This year, Zarlink added four new products to its portfolio of high-quality Ethernet switching devices. We now offer 16- to 24-port Fast Ethernet switches, and a family of fully featured Gigabit Ethernet switching devices. Supported by software and system reference designs, our Ethernet switches provide advanced QoS (quality of service) features allow carriers to cost-effectively tailor services to customer needs.

Customers are using our Ethernet switching chips in metro access equipment, DSLAMs (digital subscriber line access multiplexers), and LAN (local area network) switches.

### High-Performance Analog

Worldwide, there is rising demand for high-speed analog communications chips with exceptional performance characteristics. To take advantage of this opportunity, this year Zarlink formed a new High-Performance Analog group to deliver a proprietary portfolio of best-in-class analog products.

By coupling 25 years of expertise in analog IC design with Zarlink's unique silicon bipolar technology, the new group quickly launched 17 analog chips for broadband communications. The products include amplifiers for DSL (digital subscriber line) modems and video applications, and prescaler/divider chips operating at up to 13.5 GHz (gigahertz), the highest frequency reach in the industry.

### Optical Products

While conditions in the optoelectronics market remained challenging for a third consecutive year, Zarlink continued to benefit from its position as an established, value-added supplier.

For single-fiber optical networking systems, we offer transceivers, receivers, and transmitters that contain lasers, photodiodes, and other components. For example, this year we released new VCSEL (vertical cavity surface emitting lasers) devices that improve the performance of optical equipment by generating a light beam of unmatched stability, and a new fiber-optic receiver that more efficiently detects and amplifies high-bandwidth optical pulses.

For high-capacity parallel-fiber optical networking systems, Zarlink offers fully integrated modules for VSR (very short reach) interconnect. In Fiscal 2003, we introduced our first parallel fiber-optic transmitter and receiver modules with easy-to-use "pluggable" connectors. These 12-channel modules offer a total capacity of 32.4 Gb/s (gigabits per second) and have been well received by optical equipment companies.

## CONSUMER COMMUNICATIONS

For the consumer electronics industry, Zarlink makes RF (radio frequency) tuners and demodulators for DTV (digital television) products, RF chips for cellular handsets, and SoC (system-on-a-chip) devices for terrestrial DTV. Customers value Zarlink's devices for their high level of integration and strict compliance with international standards.

### RF Tuners and Demodulators

Zarlink provides integrated tuners and demodulators for digital satellite, cable, and terrestrial STBs (set-top boxes) and televisions. Our "RF Front-End" products enjoy strong acceptance in markets around the world. For example, our research indicates that about 25% of the satellite STBs shipped globally in 2002 contained Zarlink tuner ICs.

In 2003, we strengthened our portfolio with the MT352 terrestrial demodulator, a third-generation IC that fully meets NorDig II, the world's most stringent hardware performance specification for DTV. With active impulse noise filtering and very low-power operation, the MT352 demodulator will be widely used by Asian and European manufacturers.

We also launched a two-device chipset, supported by a production-ready reference design, for analog and digital cable TV tuners. Consisting of a broadband tuner and a down-converter, the chipset shrinks the size of high-performance cable TV tuners by 50%. Customers in Asia are utilizing Zarlink's reference design and chipset for cable tuners that will be shipping in volume into North America.

### Cellular Telephones

Zarlink's RF transmitter/receiver chips are found in cell phones from some of the world's leading manufacturers.

This year, we strengthened our position with three important announcements. We launched the ZL20200 device – the industry's first commercial cell phone radio chip to integrate call receive and transmit circuitry on the same silicon. Used in 2G (second generation) TDMA/AMPS (time-division multiple access/American Mobile Phone Service) handsets, the chip slashes the size and cost of the radio portion of cell phones.

We also unveiled the ZL20250 chip, the world's first off-the-shelf, single-chip transceiver for cell phones used in multi-band, multi-mode 2G and 2.5G digital cellular networks.

We then rolled out the ZL20200 Reference Design, the industry's lowest-cost hardware platform for TDMA/AMPS handsets. Using the ZL20200 radio chip and PrairieComm's PCI3610 baseband processor, the Reference Design enables manufacturers to quickly design an entire low-cost handset simply by adding other off-the-shelf components, including keypad, numeric display, microphone, battery, and speaker.

### Digital TV

Terrestrial digital TV channels – widely known as "free-to-air" TV – are usually received via rooftop antennae. One factor driving the success of terrestrial digital TV is the availability of integrated, high-quality chips to help lower the cost, improve the reception, and shrink the size of STBs and iDTVs (integrated digital TVs).

Zarlink advanced the benchmarks in the industry this year by launching a new family of SoC digital TV processors for products adhering to the DVB-T (digital video broadcasting-terrestrial) standard. Supported by a reference design and software, manufacturers using Zarlink's ZL10310/311 devices can design the world's smallest digital terrestrial STBs – slightly smaller than a wallet.

We also introduced the powerful ZL10320/321 devices. These are the industry's first fully integrated processing chips for terrestrial digital TV PVRs (personal video recorders). PVRs are a category of digital set-top boxes that allow viewers to simultaneously receive, record to hard disk, and manipulate two TV channels. With the ZL10320/321 processors, electronics companies can build PVRs in boxes about the size of a VHS cassette tape – 60% smaller than today's PVR models.

## ULTRA LOW-POWER COMMUNICATIONS

Over many years, Zarlink developed an industry-leading expertise in the design of ultra low-power ICs, and emerged as a major supplier of ASICs (application specific integrated circuits), CODECs (coder/decoders), DSPs, and RF chips for healthcare products, primarily cardiac pacemakers and hearing aids.

Today, there is a growing need for ultra low-power technology in other markets. Indeed, we are in the early stages of a major transition. A diverse range of new applications – from integrated personal electronics to wireless medical products – require chips that combine ultra-low power and RF functionality. By building on our expertise in ultra low-power audio processing and ultra low-power RF technology, Zarlink is well positioned to deliver a compelling range of ASSPs (application-specific standard products) for sale on the open market.

In the coming months, we will be launching the first of many new ultra low-power products that span the domains of communications and healthcare.

## Financial Highlights

### Fiscal Year Ended

(at the end of fiscal year for balance sheet data)

| *(millions of U.S.$, except per share amounts U.S. GAAP)* | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| Income Statement Data: | | | | | |
| Revenue | $ 193.8 | $ 222.1 | $ 450.2 | $ 409.9 | $ 371.2 |
| Gross margin percentage | 47% | 30% | 50% | 46% | 43% |
| Gross research and development expense | 88.8 | 83.5 | 93.9 | 70.3 | 68.7 |
| Net income (loss) from continuing operations | (60.3) | (120.8) | (278.4) | 34.2 | (0.5) |
| Net income (loss) | (57.9) | (120.8) | (270.8) | 50.2 | (6.4) |
| Net income (loss) per common share from continuing operations | | | | | |
| Basic | (0.49) | (0.98) | (2.32) | 0.28 | (0.02) |
| Diluted | (0.49) | (0.98) | (2.32) | 0.27 | (0.02) |
| Net income (loss) per common share | | | | | |
| Basic | (0.47) | (0.98) | (2.25) | 0.42 | (0.07) |
| Diluted | (0.47) | (0.98) | (2.25) | 0.41 | (0.07) |
| Cash Flow Data: | | | | | |
| Cash provided by (used in) operating activities | $ (24.7) | $ (23.9) | $ 80.8 | $ 167.6 | n/a* |
| Balance Sheet Data: | | | | | |
| Working capital | $ 118.9 | $ 160.9 | $ 225.9 | $ 267.5 | $ 217.8 |
| Long-term debt | 0.2 | 0.7 | 4.8 | 149.6 | 183.5 |
| Redeemable preferred shares | 18.9 | 20.6 | 21.4 | 23.5 | 22.8 |
| Total assets | 247.6 | 321.1 | 463.6 | 835.2 | 848.8 |
| Shareholders' equity | 155.1 | 202.1 | 314.8 | 404.9 | 385.9 |

*n/a – historical figures were not recalculated

**Fiscal 2003:**

**Revenue by Business Segment**


Consumer Communications 25%
Ultra Low-Power Communications 15%
Network Communications 60%

**Revenue by Geography**


Other 3%
Asia/Pacific – 39%
Americas – 26%
Europe – 32%

# FINANCIAL REVIEW

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

**(in millions of U.S. dollars, except per share amounts)**

This section should be read in combination with the accompanying audited consolidated financial statements prepared in accordance with United States generally accepted accounting principles ("GAAP"). All dollar amounts in this Management's Discussion and Analysis of Financial Conditions and Results of Operations (other than per share amounts) are in millions of United States dollars unless otherwise stated. Certain statements in this section and in other sections of this Annual Report contain forward-looking statements that are based on current expectations, estimates and projections about the industries in which the Company operates, management's beliefs and assumptions made by management. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. These risks, uncertainties and other factors include, among others, those identified under "Forward-Looking Statements" in this Annual Report. Accordingly, actual outcomes and results may differ materially from results forecasted or suggested in such forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

## BUSINESS OVERVIEW

For almost 30 years, Zarlink Semiconductor has delivered the integrated circuit ("IC") building blocks that drive the capabilities of voice, enterprise, broadband and wireless communications. Management believes that the Company's success is built on its technology strengths encompassing voice and data networks, consumer and ultra low-power communications, and high-performance analog. At March 28, 2003, the Company employed 1,278 people worldwide, including 444 designers.

The Company segments its business as Network Communications, Consumer Communications and Ultra Low-Power Communications. The Company previously reported its business segments as Communications and Medical. The change in segments resulted from the evolution of the Company's business model and growth strategies along the lines of these three segments.

Network Communications was previously known as Network Access and was part of the Communications segment. Consumer Communications was previously known as User Access and was also part of the Communications segment. The Ultra Low-Power Communications segment, previously known as Medical, now better reflects the expanded opportunities arising in healthcare and communications from the Company's ultra low-power expertise.

The following discussion and analysis explains trends in Zarlink's financial condition and results of operations for the fiscal year ended March 28, 2003, compared with the two previous fiscal years. This discussion is intended to help shareholders and other readers understand the dynamics of Zarlink's business and the key factors underlying its financial results. The consolidated financial statements, notes to the consolidated financial statements and supplementary information constitute an integral part of, and should be read in conjunction with, this Management's Discussion and Analysis.

## RESULTS OF OPERATIONS

### Summary of Results from Operations

| (millions of U.S. dollars, except per share amounts) | 2003 | 2002 | 2001 |
|---|---|---|---|
| Consolidated revenue: | $ 193.8 | $ 222.1 | $ 450.2 |
| Network Communications | 115.8 | 114.5 | 259.9 |
| Consumer Communications | 49.1 | 72.7 | 157.5 |
| Ultra Low-Power Communications | 28.9 | 34.9 | 32.8 |
| Operating income (loss) from continuing operations: | (41.7) | (128.5) | (258.1) |
| Network Communications | (20.0) | (73.6) | (27.5) |
| Consumer Communications | (21.1) | (8.8) | 9.9 |
| Ultra Low-Power Communications | (4.5) | 8.8 | 0.9 |
| Unallocated income (costs) | 3.9 | (54.9) | (241.4) |
| Net loss from continuing operations | (60.3) | (120.8) | (278.4) |
| Net loss per common share from continuing operations – Basic | (0.49) | (0.98) | (2.32) |
| Net loss | (57.9) | (120.8) | (270.8) |
| Net loss per common share – Basic | (0.47) | (0.98) | (2.25) |
| Weighted average common shares outstanding – millions | 127.1 | 125.6 | 121.1 |

Fiscal 2003 revenue decreased by $28.3, or 13%, from Fiscal 2002. The decrease in revenue was due to lower sales volumes, caused by the continued downturn in the semiconductor industry, in the Consumer Communications segment, principally in cellular wireless, and in the audiologic component market within the Ultra Low-Power Communications segment. Higher channel inventory levels and lower end-customer demand continued to keep sales levels suppressed during the year, however increased customer bookings are beginning to show an indication of improved inventory positions with customers. Revenue in Fiscal 2002 decreased by $228.1, or 51%, from revenue in Fiscal 2001. The decrease in Fiscal 2002 from Fiscal 2001 was due to lower network and consumer communication semiconductor sales volumes caused by a prolonged slump that was widely recognized as the sharpest downturn in the history of the semiconductor industry.

In Fiscal 2003, the Company recorded a net loss from continuing operations of $60.3, or $0.49 per share. This compares to a net loss from continuing operations of $120.8, or $0.98 per share, in Fiscal 2002. The Fiscal 2003 net loss included a recovery of stock compensation expense of $1.4, as well as an $11.5 non-cash write-down of its investment in Mitel Networks and the $6.6 impact of settling a defined benefit pension plan in the United Kingdom. The Company also incurred $5.1 of mostly non-cash foreign exchange charges, principally related to holding significant US dollar cash balances in the Canadian parent company. This was partially offset by reductions in accruals related to prior years' exit activities amounting to $5.0 and by a cash settlement gain of $3.7 on the early termination of a lease by a tenant. The Fiscal 2002 net loss included a special inventory write-down of $29.1, special charges of $41.1 related to restructuring and asset impairments, stock compensation expense of $8.4, a $5.4 loss on the sale of the Bromont foundry, amortization of acquired intangibles of $4.4, and a write-off of $3.5 related to the Company's investment in Optenia, Inc. which ceased to operate. In Fiscal 2001, the net loss from continuing operations was $278.4, or $2.32 per share, after the amortization of acquired intangibles of $65.3 and a pre-tax charge for the impairment of goodwill and its fabrication facilities totaling $237.6.

Zarlink's operations are comprised of three reportable business segments – Network Communications, Consumer Communications, and Ultra Low-Power Communications. Zarlink's Network Communications segment specializes in voice and data network products, while the Consumer Communications segment offers semiconductor solutions for wireless handsets and digital set-top boxes. Zarlink's Ultra Low-Power Communications business provides ASIC and ASSP solutions for applications such as pacemakers, hearing aids, portable instruments, and personal area communication devices. Zarlink sells its products through both direct and indirect channels of distribution. Factors affecting the choice of distribution include, among others, end-customer type, the level of product complexity, the stage of product introduction, geographic presence and location of markets, and volume levels.

| ***Network Communications*** **(millions of U.S. dollars)** | **2003** | **2002** | **2001** |
|---|---|---|---|
| Revenue: | $ 115.8 | $ 114.5 | $ 259.9 |
| As a % of total revenue | 60% | 51% | 58% |
| Operating loss | $ (20.0) | $ (73.6) | $ (27.5) |

Zarlink's Network Communications products provide connectivity to the enterprise and metropolitan markets through feeder, aggregation and transmission applications and products that address the multi-protocol physical and network layers. In simple terms, Network Communications semiconductor products connect network equipment together.

Revenue for Fiscal 2003 totaled $115.8, up 1% from $114.5 in Fiscal 2002 and down 55% from $259.9 in Fiscal 2001. Revenue continued to be adversely affected by customer and channel inventory adjustments, a trend that began during the second half of Fiscal 2001 and continued through Fiscal 2003. The revenue growth in Fiscal 2003 was partially offset by the loss of foundry revenue resulting from the disposal of two complementary metal oxide semiconductor ("CMOS") fabrication facilities in the fourth quarter of Fiscal 2002.

The segment's operating loss improved to $20.0 in Fiscal 2003 from an operating loss of $73.6 in Fiscal 2002, and down from an operating loss of $27.5 in Fiscal 2001. The Fiscal 2002 results of the Network Communications segment were adversely affected by an excess inventory charge of $23.4 to cost of sales for inventories estimated to be beyond its needs for the following 12 months. This write-down was necessary in light of the downturn in the communications semiconductor industry.

In addition to the above market conditions, the Network Communications results were reduced by the Company's continuing significant investment in research and development to develop and launch new products. The impact of new products on revenue in the year of introduction is not normally significant. However, management believes that new product introductions are critical to supporting future revenue growth. During Fiscal 2003, the Company continued to secure design wins and introduced 53 new products to the market, up from 25 new products introduced in Fiscal 2002 and eight in Fiscal 2001.

| ***Consumer Communications*** **(millions of U.S. dollars)** | **2003** | **2002** | **2001** |
|---|---|---|---|
| Revenue: | $ 49.1 | $ 72.7 | $ 157.5 |
| As a % of total revenue | 25% | 33% | 35% |
| Operating income (loss) | $ (21.1) | $ (8.8) | $ 9.9 |

Zarlink's Consumer Communications products allow users to connect to the network. These products include wireless (for example, cellular chipsets) and infotainment applications (for example, set-top boxes and digital TV).

Revenue for Fiscal 2003 totaled $49.1, down 32% from $72.7 in Fiscal 2002 and down 69% from $157.5 in Fiscal 2001. The adverse business conditions described above for Network Communications also had a similar negative impact on the Consumer Communications business in Fiscal 2003.

The segment's operating loss increased to $21.1 in Fiscal 2003 from an operating loss of $8.8 in Fiscal 2002 and down from operating income of $9.9 in Fiscal 2001. The Fiscal 2002 results were adversely affected by an excess inventory charge of $5.7 to cost of sales for inventories estimated to be beyond its needs for the following 12 months. This write-down resulted from the downturn in the communications semiconductor industry.

*Despite lower sales volumes and margins, the Consumer Communications segment continues to invest in* research and development to expand its new product portfolio of wireless and set-top box semiconductor solutions. During Fiscal 2003, the Company continued to secure design wins and introduced ten new products to the market, up from nine new products introduced in Fiscal 2002 and six in Fiscal 2001.

| ***Ultra Low-Power Communications*** **(millions of U.S. dollars)** | **2003** | **2002** | **2001** |
|---|---|---|---|
| Revenue: | $ 28.9 | $ 34.9 | $ 32.8 |
| As a % of total revenue | 15% | 16% | 7% |
| Operating income (loss) | $ (4.5) | $ 8.8 | $ 0.9 |

Zarlink's Ultra Low-Power Communications business provides ASIC and ASSP solutions for applications such as pacemakers, hearing aids, portable instruments and personal area communications devices.

Fiscal 2003 Ultra Low-Power Communications sales of $28.9 were down 17% from $34.9 in Fiscal 2002 and down 12% from $32.8 in Fiscal 2001 due to higher customer inventories and reduced demand in the analog audiologic business. The Ultra Low-Power Communications operating results declined when compared with Fiscal 2002 and Fiscal 2001 results due to lower revenues combined with a weaker product mix which produced lower gross margins. During Fiscal 2003, the Ultra Low-Power Communications group introduced seven new products in addition to the seven new products introduced in Fiscal 2002 and the two new products introduced in Fiscal 2001.

## GEOGRAPHIC REVENUE

Revenue from continuing operations, based on the geographic location of customers, was distributed as follows:

| (millions of U.S. dollars) | 2003 | % of Total | 2002 | % of Total | 2001 | % of Total |
|---|---|---|---|---|---|---|
| Asia Pacific | $ 75.5 | 39% | $ 56.7 | 25% | $ 113.1 | 25% |
| Europe | 62.5 | 32 | 82.5 | 37 | 138.9 | 31 |
| United States | 39.6 | 20 | 63.5 | 29 | 176.5 | 39 |
| Canada | 11.2 | 6 | 15.6 | 7 | 14.5 | 3 |
| Other Regions | 5.0 | 3 | 3.8 | 2 | 7.2 | 2 |
| Total | $ 193.8 | 100% | $ 222.1 | 100% | $ 450.2 | 100% |

For the year ended March 28, 2003, the net movement in exchange rates from Fiscal 2002 favorably impacted total revenue from continuing operations by 5% ($8.9). For the year ended March 29, 2002, the net movement in exchange rates from Fiscal 2001 favorably impacted total revenue from continuing operations by 0.4% ($0.8).

### Asia/Pacific

Asia/Pacific sales represented 39% of the Company's total sales in Fiscal 2003, and increased by 33% compared to Fiscal 2002 due to higher product sales within the Network Communications and Consumer Communications segments. Ultra Low-Power Communications sales in Asia/Pacific decreased in Fiscal 2003, as compared to Fiscal 2002.

Sales in the Asia/Pacific region decreased by 50% in Fiscal 2002 compared to Fiscal 2001. The decrease was due to lower demand for the Company's Network Communications and Consumer Communications products.

## Europe

European sales decreased by 24% in Fiscal 2003 from Fiscal 2002 due to lower Network Communications and Consumer Communications product sales. Ultra Low-Power Communications sales in Europe showed a minor increase over sales in Fiscal 2002.

Fiscal 2002 sales into Europe decreased by 41% from Fiscal 2001 due to lower sales of Network Communications and Consumer Communications products.

## United States

Sales into the United States decreased by 38% in Fiscal 2003 from Fiscal 2002. The decrease was due to lower product sales, predominantly in the Consumer Communications segment and also in the Ultra Low-Power Communications segments.

Sales decreased by 64% in the United States in Fiscal 2002 from Fiscal 2001. The decrease was due to lower sales of Network Communications and Consumer Communications products.

## Canada

Canadian sales decreased by 28% in Fiscal 2003 from Fiscal 2002 due to lower Network Communications sales in Canada.

Sales in Canada increased from Fiscal 2001 to Fiscal 2002 by 8%, mostly due to the inclusion of sales to Mitel Networks Corporation, successor to the Systems business that was sold on February 16, 2001. Mitel Networks Corporation ceased its affiliation with Zarlink on February 16, 2001.

## Other Regions

Sales into other regions increased by $1.2 in Fiscal 2003 compared with Fiscal 2002, and decreased by $2.2 as compared to Fiscal 2001.

# GROSS MARGIN

| (millions of U.S. dollars) | 2003 | 2002 | 2001 |
|---|---|---|---|
| Gross margin | $ 90.4 | $ 65.7 | $ 224.0 |
| As a % of total revenue | 47% | 30% | 50% |

The Company's gross margin as a percentage of revenue was 47% for the year ended March 28, 2003, compared to 30% in Fiscal 2002 when the Company recorded an inventory obsolescence charge of $29.1. The gross margin improvements in Fiscal 2003 compared to Fiscal 2002 were attributable to lower overall manufacturing costs, and a favorable product mix in the Network Communications and Consumer Communications segments. The Fiscal 2003 gross margin was favorably impacted by one percentage point principally due to selling previously written-down Network Communications inventory. The improvement was partially offset by severance costs of $1.0 related to cost reductions undertaken within the operations group.

The lower gross margin in Fiscal 2002 compared to Fiscal 2001 was principally attributable to the $29.1 excess inventory charge to cost of sales for inventories estimated to be beyond its needs for the following 12 months. Margins were also lower due to the declining sales volumes of Network Communications and Consumer Communications products in Fiscal 2002 and the associated negative manufacturing variances resulting from lower plant utilization.

## OPERATING EXPENSES

### Research and Development ("R&D")

| (millions of U.S. dollars) | 2003 | 2002 | 2001 |
|---|---|---|---|
| R&D expenses | $ 88.8 | $ 83.5 | $ 93.9 |
| As a % of total revenue | 46% | 38% | 21% |

R&D expenses increased by 6%, or $5.3, in Fiscal 2003 from Fiscal 2002, primarily due to new product development, increased headcount in certain R&D projects to accelerate time to market initiatives and certain severance costs associated with project cancellations. In Fiscal 2003, the Company recorded R&D severance costs of $2.8, which were mainly related to the Company's decision in the third quarter of Fiscal 2003 to cease product development in the VDSL (Very high rate Digital Subscriber Line) market in order to concentrate its R&D resources on higher and more immediate growth opportunities. Management decided to cease its VDSL product development due to revised expectations of unacceptably long time-to-revenue and volume deployment.

Fiscal 2002 R&D decreased by 11%, or $10.4, relative to Fiscal 2001 R&D due to restructuring and the consolidation of R&D activities.

Investments are being made in high-growth areas such as Network Communications, Consumer Communications, and in Ultra Low-Power Communications devices.

In the Network Communications product line, R&D activities focused on the following areas:

- Time Division Multiplex ("TDM") switch development to set new industry standards in terms of channel density, levels of integration, feature sets and power density;
- Development of Voice Processing products for today's emerging Carrier Class Gateways and Voice over IP (Internet Protocol) Networks for mobile telephony, addressing the problem of voice echo cancellation in the system. New products will include Zarlink technology to improve convergence time and voice quality thereby allowing the product to consume even less power and also enable better power consumption for voice transmitted through the mobile network;
- Planned development of higher speed Phase Lock Loops ("PLL") for Network Timing & Synchronization. These high speed PLLs will be used to provide the timing for transporting information over SONET/SDH links that operate up to 622 Mbits/s;
- Meeting convergence with TDM/IP Processing in Packet Processing, and Ethernet Switching for backplanes, linecard, edge/metro and Virtual Private Network ("VPN") switches in Packet Switching;
- Utilization of its Radio Frequency ("RF") expertise for Timing, Synthesizers, Interface drivers, and Amplifiers for its High Performance Analog product development; and
- Very Short Reach ("VSR") parallel optical solutions targeted at terabit speeds and higher.

In the Consumer Communications product line, R&D activities focused on the following areas:

- Providing a multi-mode cellular phone radio transceiver chip, compliant with 2/2.5G standards for Time Division Multiple Access ("TDMA")/Global System for Mobile communications ("GSM")/Enhanced Data rates for GSM Evolution ("EDGE")/General Packet Radio Service ("GPRS")/Advanced Mobile Phone Service/System ("AMPS"), and developing a 2-chip radio solution for 3$^{rd}$ generation GSM/Wide and Code Division Multiple Access ("WCDMA") cellular phones;
- Providing tuner, demodulator and peripheral chips for satellite, cable and terrestrial digital set-top boxes, integrated digital televisions and adapter boxes; and

- Development of the most highly integrated system-on-a-chip solution for integrated Digital Terrestrial Televisions, Digital Terrestrial Set-top boxes, adapter boxes and media centers, compliant with the Digital Video Broadcasting – Terrestrial ("DVB-T") standard.

In the Ultra Low-Power Communications business segment, R&D activities focused on semiconductor solutions and technologies for a variety of in-vivo and audiological applications, including:

- High performance custom Coder/Decoders ("CODECs") and digital signal processing ("DSP") chips for major hearing aid companies;
- Application-specific standard products ("ASSPs") as opposed to custom ASICs;
- Surge protection chips used in implantable pacemakers and defibrillators for cardiac rhythm management;
- High performance, ultra low-power audio converters (CODECs), technology also used in digital hearing aids, for high growth communications and entertainment applications; and
- Ultra low-power integrated circuits supporting short-range wireless communications for healthcare and other applications, including implantable and in-vivo systems.

## Selling and Administrative ("S&A")

| (millions of U.S. dollars) | 2003 | 2002 | 2001 |
|---|---|---|---|
| S&A expenses | $ 47.2 | $ 51.4 | $ 81.5 |
| As a % of total revenue | 24% | 23% | 18% |

S&A expenses decreased in Fiscal 2003 by $4.2, or 8% from Fiscal 2002, principally as a result of cost reductions implemented in Fiscal 2002 in response to the industry downturn. During Fiscal 2003, the Company continued to implement cost reduction strategies within the sales and marketing organizations and various general administration functions across all geographic regions. Severance costs of $3.0 were recorded in S&A operating costs during Fiscal 2003.

In Fiscal 2002, S&A expenses decreased by $30.1, or 37%, from Fiscal 2001 as a result of cost reductions implemented during that year in response to the industry downturn. Management expects that S&A expenses will remain relatively flat in Fiscal 2004 as compared to Fiscal 2003

## Stock Compensation Expense

The Company records stock compensation expense or recovery arising from retention conditions associated with the stock awarded to certain employees of Vertex Networks, Inc. ("Vertex"), which was acquired in July 2000, and from certain stock options subjected to option exchange programs. The Company recorded $0.5 of stock compensation expense in Fiscal 2003 due to the vesting of restricted stock awarded to certain employees of Vertex as compared to expense of $6.0 in Fiscal 2002 and $3.3 in Fiscal 2001. No further stock compensation expense will be recorded against these formerly restricted shares.

During Fiscal 2003, the Company recorded a net stock compensation recovery of $1.4, as compared to a stock compensation expense of $8.4 in Fiscal 2002 and $3.8 in Fiscal 2001. The compensation recovery in Fiscal 2003 was the result of the decrease in market price of the underlying common stock in Fiscal 2003. The reduced market price resulted in a recovery of previously recorded stock compensation expense on outstanding unvested options.

## Special Charges

*Special Charge Recorded in Fiscal 2002*

During Fiscal 2002, the Company recorded a special charge of $41.1 related to restructuring and certain asset impairments.

In response to the industry downturn, the Company announced on May 10, 2001 that it had implemented a cost-containment plan in order to preserve cash resources. The cost-containment plan included a workforce reduction of approximately 17% of the Company's total employee base or 439 employees globally. The workforce resizing was in addition to a 5% workforce reduction that was completed in the fourth quarter of Fiscal 2001. Accordingly, the Company recorded a pre-tax special charge of $34.6 related to that program in the quarter ended June 29, 2001. The special charge was comprised of a workforce reduction charge of approximately $26.7 primarily relating to the cost of severance and benefits for the termination of 439 employees throughout the world in Fiscal 2002, and a charge of approximately $7.9 relating to the cost of lease and contract settlements.

During the fourth quarter of Fiscal 2002, the Company took additional measures to reduce its operating costs by increasing its workforce reduction program and providing for excess office space. Prior to March 29, 2002, the Company incurred additional severance and benefit costs of $1.1 related to the termination of 32 employees throughout the world. In addition, the special charge in the fourth quarter included the cost of excess space in Ottawa, Canada of approximately $1.8.

The Company also reviewed the carrying value of certain manufacturing assets in the year ended March 29, 2002. Based on an analysis of estimated future undiscounted cash flows resulting from changes in the expected use of these fixed assets, the Company determined that the carrying value of these fixed assets was impaired and recorded a write down of $4.6. The Company also recorded a write-down of $2.1 in the year ended March 29, 2002 related to the economic uncertainty of certain long-term investments held at cost.

The fourth quarter special charge was net of a reversal of $3.1 from the first quarter restructuring provision that was no longer required. The reversal was due to savings on the workforce reduction program and to the subsequent sub-letting of vacant space in Irvine, California just after the close of Fiscal 2002.

*Special Charge Recorded in Fiscal 2001*

The Company recorded an impairment charge, before taxes, of $237.6 in the fourth quarter of Fiscal 2001 in respect of certain capital assets. The basis for the impairment charge is described below.

The industry slowdown was one of the key factors that led to a review of the Company's carrying value of acquired intangible assets related to Vertex. Management believed the unfavorable market conditions would continue, for the foreseeable future, to negatively affect the timing of expected future cash flows resulting from the acquired technology. Management believes the technology itself is sound and is a critical element in the Company's focus on IP-based products.

Accordingly, the Company reviewed the carrying value of the acquired intangible assets associated with Vertex in the fourth quarter ended March 30, 2001. Based on an analysis of undiscounted estimated future cash flows and current and expected adverse market conditions, the Company determined that the carrying value of the acquired intangible assets was impaired. Accordingly, the Company recorded a charge of $112.9 in the fourth quarter of Fiscal 2001 to write down the carrying value of the goodwill relating to Vertex. As at March 30, 2001, the carrying value of the acquired intangible assets related to Vertex amounted to $3.6. The balance was expensed in Fiscal 2002.

The Company also reviewed the carrying value of its fabrication ("fab") facilities in the fourth quarter of Fiscal 2001. Factors leading to the review for impairment included management's expectation that fab utilization would fall to less than 50%, resulting in lower cash flows to recover the investment in the fabs. The lowered expectation resulted from recent partnerships that were developed with outside fabs for new Zarlink designs based on future technologies that are beyond existing capabilities at the Company's fabs. This review also considered the adverse market conditions, which resulted in a low operating rate for these facilities as well as the Company's manufacturing strategy that is expected to incorporate higher degrees of outsourcing. Based on an analysis of undiscounted expected future cash flows reflecting these conditions, the Company determined that the fabrication buildings and equipment were impaired and recorded a charge of $124.7, before income tax recoveries of $9.3, to write down these carrying values. The tax recovery was separately included in the Company's total income tax expense.

### Loss (Recovery) on Sale of Business

On February 22, 2002, Zarlink sold its foundry facility in Bromont, Quebec, and related business to DALSA Semiconductor Inc. ("DALSA") for $16.9. Under the agreement, Zarlink received $13.0 in cash from DALSA and retained a 19.9% investment in the Bromont foundry which was subsequently sold in Fiscal 2003. In the fourth quarter of Fiscal 2002, the Company recorded a loss on sale of the Bromont foundry business of $5.4, before income tax recoveries of $1.2.

On March 28, 2002, the Company sold its wafer fabrication facility in Plymouth, U.K., as well as certain intellectual property and related foundry businesses to companies controlled by X-FAB Semiconductor Foundries AG (X-FAB") of Erfurt, Germany for $30.0, represented by $12.0 in cash on closing and a note of $18.0 repayable over three years. The gain on sale was deferred and netted against the carrying value of the note receivable.

The two companies also signed a three-year agreement to ensure continuity of supply for Zarlink products manufactured at Bromont. There is no minimum unit volume purchase requirement under the agreement. Approximately 250 Zarlink employees affiliated with the Bromont operation were transferred to DALSA as part of the agreement.

In the fourth quarter of Fiscal 2003, the Company recorded a reversal of $2.5 related to the reduction of certain provisions accrued at the time of the Bromont and Plymouth foundry sales in Fiscal 2002. The excess provision was reversed as a result of a reduction in the remaining costs to separate the businesses and to settle claims.

### Amortization of Acquired Intangibles

Amortization of acquired intangibles decreased to nil in Fiscal 2003 from $4.4 in Fiscal 2002 and $65.3 in Fiscal 2001. The remaining acquired intangibles, including goodwill, resulting from the acquisition of Vertex on July 28, 2000 were expensed in Fiscal 2002. The Fiscal 2002 expense was comprised of regular amortization of $2.8 and an accelerated write-down of $1.6 associated with the impairment of other acquired intangibles to reduce the carrying value to nil as at March 29, 2002. The Fiscal 2001 amortization of acquired intangibles was related to the acquisition of Vertex in Fiscal 2000.

## OTHER INCOME (EXPENSE)

In Fiscal 2003, other expense was $16.5, as compared to income of $7.1 in Fiscal 2002, and an expense of $2.2 in Fiscal 2001. Other income (expense) was comprised of interest income, foreign exchange gains and losses, and other non-operating gains and losses.

Interest income was $3.0 for the year ended March 28, 2003 as compared to $5.5 in Fiscal 2002 and $9.0 in Fiscal 2001. The year over year decreases from Fiscal 2001 to Fiscal 2003 were due to lower average cash balances on hand and to lower interest rates.

Foreign exchange losses in Fiscal 2003 amounted to $5.6 (2002 – gain of $7.3; 2001 – loss of $10.6). Gains and losses are realized on short-term investments held in currencies other than the functional currency of the parent company, and according to month-end foreign exchange rates. During Fiscal 2003, there was a $5.1 net decrease in earnings due to the foreign exchange revaluation of short-term investments held in currencies other than the functional currency of the parent company. Other foreign exchange losses amounted to $0.5 in Fiscal 2003.

The Company sold its investment in DALSA in the third quarter of Fiscal 2003 for cash proceeds of $4.2 and recorded a gain on sale of $0.7.

During the fourth quarter of Fiscal 2003, and as a result of the Company's assessment of financial information received in the fourth quarter of Fiscal 2003, and of ongoing challenges in the enterprise communications market, the Company recorded an $11.5 non-cash write-down of its investment in Mitel Networks Corporation ("Mitel"). Reference is made to the Company's policy on Investments in Private Companies, included in Critical Accounting Policies and Significant Estimates, located elsewhere in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

During the fourth quarter of Fiscal 2003, the Company recorded a charge of $6.6 related to the settlement of the U.K. defined benefit pension plan.

During the fourth quarter of Fiscal 2003, the Company negotiated the settlement of a long-term lease contract with a tenant at the Company's Sweden plant. The Company recorded a recovery of $3.7 in the fourth quarter of Fiscal 2003 in connection with the cash proceeds from the lease settlement.

During Fiscal 2002, the Company recorded an equity loss from its investment in Optenia, Inc. amounting to $2.2. The equity loss in Fiscal 2001 was $0.6, representing only one quarter of activity since the original investment in January 2001. There were no further equity losses recorded during Fiscal 2003 as the investment in Optenia, Inc. was written off to nil in the fourth quarter of Fiscal 2002 after it went into bankruptcy.

## INTEREST EXPENSE

Interest expense was $1.0 for Fiscal 2003, compared with $0.8 and $10.7 for Fiscal 2002 and Fiscal 2001, respectively. Interest expense related primarily to capital leases.

## INCOME TAXES

Income tax expense for Fiscal 2003 was $1.1, compared with an income tax recovery of $1.4 for Fiscal 2002 and an expense of $3.6 for Fiscal 2001. The tax expense in Fiscal 2003 was mainly comprised of Canadian income and capital taxes. The recovery in Fiscal 2002 was principally due to the loss on sale of the CMOS foundry in Bromont, Canada while the expense in Fiscal 2001 was mostly attributable to taxable income in Canada.

The Company's effective tax rate was an expense of 2% in Fiscal 2003. This tax rate was lower than the 35% domestic tax rate due to unrecorded temporary differences and losses incurred during the year. In Fiscal 2002, Zarlink's effective tax rate was a recovery of 1%. This tax rate was lower than the 35% domestic tax rate primarily due to unrecorded temporary differences and losses incurred during Fiscal 2002. In Fiscal 2001, Zarlink's effective tax rate from continuing operations was an expense of 1%. This tax rate was lower than the 40% domestic tax rate primarily due to the write-down of non-deductible goodwill and purchased in-process research and development, and unrecorded losses and temporary differences in the Company's foreign operations.

The Company had a valuation allowance at the end of Fiscal 2003 of $106.0 (Fiscal 2002 – $75.8; Fiscal 2001 – $54.1). Management has determined that sufficient uncertainties continue to exist regarding the realization of certain of its deferred tax assets and consequently a valuation allowance has been required to reduce the recorded value of these assets. The increase in the allowance relates mainly to unrecorded investment tax credits and losses incurred in Fiscal 2003 in the Company's domestic and foreign jurisdictions, which were partially offset by the reversal of temporary differences in those same jurisdictions.

## BACKLOG

| (millions of U.S. dollars) | 2003 | 2002 | 2001 |
|---|---|---|---|
| 90-Day Backlog | $ 38.5 | $ 33.5 | $ 89.3 |

Generally, manufacturing lead times for semiconductor products are longer because of the nature of the production process. However, as orders are sometimes booked and shipped within the same fiscal quarter (often referred to as "turns"), order backlog is not necessarily indicative of a sales outlook for a quarter or year.

The backlog has increased as a result of improved bookings in the Network Communications and Ultra Low-Power Communications business segments when compared with Fiscal 2002 levels.

## DISCONTINUED OPERATIONS

### Communications Systems Business ("Systems")

During the fourth quarter of Fiscal 2003, and on the second anniversary of the sale of the Systems business, the Company recorded a reversal of $2.4, related to the release of excess provisions related to the discontinued operations. There were no discontinued operations included in the results of operations for the year ended March 29, 2002.

On February 16, 2001, the Company concluded the sale of the Systems business to Dr. Terence H. Matthews for net proceeds of $196.7, after adjustments. As a result of this sale, the Company recorded a net gain of $13.3, after transaction costs and income taxes in the year ended March 30, 2001.

Systems recorded revenue of $343.5 during the period from April 1, 2000 to February 16, 2001, down from $539.3 for the full year in Fiscal 2000. The revenue decrease from the prior year was principally due to industry-wide market softness while end customers delayed capital spending on systems and applications. Management believed industry announcements regarding new voice communications systems moving to an IP platform resulted in certain customers deferring capital spending in order to acquire the advanced functionality afforded by the new IP platforms in the future.

During the period up to the measurement date of November 3, 2000 (the date the Company adopted formal plans to pursue divestiture opportunities related to the Systems business), the Systems business had an operating loss, net of tax recoveries of $3.0, of $5.7 (2000 - $21.4, net of taxes of $14.8).

## NET LOSS

The Company recorded a net loss of $57.9, or $0.47 per share in Fiscal 2003. This compares to a net loss of $120.8, or $0.98 per share, in Fiscal 2002. In Fiscal 2001, net loss was $270.8, or $2.25 per share.

The net loss in Fiscal 2003 was mainly due to lower revenue, caused by the continued downturn in the semiconductor industry, and to non-operating charges described and included in Other Expense.

The Fiscal 2002 net loss resulted primarily from lower revenue due to the communications industry downturn, which in turn led to a charge for excess inventory of $29.1 and special charges of $41.1. The loss also included the $5.4 loss on sale of the Bromont foundry business, stock compensation expense of $8.4, and the impairment of the Company's equity investment in Optenia amounting to $3.5.

The net loss in Fiscal 2001 resulted primarily from the charge for impairment of capital assets of $237.6, the amortization of acquired intangibles of $65.3 and the expense of $3.8 associated with early repayment of long-term debt, partially offset by income, net of taxes, from discontinued operations amounting to $7.6.

## LIQUIDITY AND CAPITAL RESOURCES

At March 28, 2003, cash, cash equivalents, short-term investments and restricted cash balances totaled $119.2, down from $154.4 at March 29, 2002. Cash and cash equivalents at March 28, 2003, included in the amount above, were $23.5 (2002 - $75.6).

Cash flow used in operations before working capital changes was $26.4 during Fiscal 2003 compared to cash flow used in operations of $35.0 during Fiscal 2002. The decrease in cash flow used in operations during Fiscal 2003 mainly resulted from improved operating earnings compared to Fiscal 2002. Since March 29, 2002, the Company's working capital, as reflected in the consolidated statements of cash flows, decreased by $1.7, mostly due to the reduction of inventories and prepaid expenses and improved cash collections from trade receivables. This was offset by reductions of trade accounts payable and other accrued liabilities and on the settlement of certain pound sterling denominated hedge contracts. Management expects to further draw down inventory levels in Fiscal 2004 by reducing cycle times and managing inventories on a build-to-order basis. In comparison, the Company's working capital decreased by $11.1 during Fiscal 2002, mainly as a result of inventory reduction and improved cash collections from trade receivables. This was offset by a reduction of trade accounts payable and other accrued liabilities, including payments in respect of exit activities.

Cash used in investing activities was $12.8 for the year ended March 28, 2003 compared to $74.0 used during Fiscal 2002. The net cash outflow from investing activities during Fiscal 2003 primarily resulted from net purchases of short-term investments totaling $8.9. Cash balances were also reduced by purchases of fixed and other assets totaling $8.1, offset by proceeds of $0.4 from the disposal of certain fixed assets. The fixed asset additions were primarily related to design tools and continuing improvements to information technology resources. Capital expenditures declined significantly in Fiscal 2003 when compared with Fiscal 2002. Management expects capital spending to decrease further in Fiscal 2004. A net reduction of long-term investments of $3.8 in Fiscal 2003 resulted from cash proceeds of $4.2 received during the third quarter as a result of the sale of the Company's minority investment in DALSA, offset by a small investment purchased earlier in the year.

The cash outflow from investing activities during Fiscal 2002 was primarily the result of net purchases of short-term investments in the amount of $80.3. Cash payments of $30.8 were offset by sale proceeds of $33.4 for fixed and other assets. Fixed asset additions were primarily related to the construction of, and leasehold improvements to, the Company's new head office in Ottawa, Canada, continuing improvements to information technology resources, and design tools. Cash inflows were primarily a result of the sale of the corporate headquarters and both of its CMOS fabrication facilities in Fiscal 2002. A cash inflow of $4.4 from the repayment of a note receivable and net proceeds of $1.3 from the sale of discontinued operations were offset by a $2.0 increase in long-term investments in Fiscal 2002.

Cash used in financing activities during Fiscal 2003 totaled $18.6. The cash outflow was primarily the result of an $8.0 payment to settle the Company's defined benefit pension plan in the United Kingdom. During Fiscal 2003, the Company also hypothecated $6.2 of cash and cash equivalents under its revolving global credit facility to cover outstanding letters of credit, described below. The repayment of capital lease liabilities in the amount of $2.0, the repurchase of $1.6 of the Company's redeemable preferred shares, and the payment of $1.5 for dividends on the preferred shares also negatively impacted cash flows. These cash outflows were offset by $0.7 received from the issuance of new common shares upon the exercise of stock options. During Fiscal 2002, cash flows used in financing activities totaled $5.7, primarily as a result of the repayment of long-term debt and capital lease liabilities. Repurchases of the Company's redeemable preferred shares and the payment of dividends on the preferred shares also negatively impacted cash flows. This was offset by the receipt of $4.8 for the issuance of common shares upon the exercise of stock options.

On June 6, 2002, the Company announced its Board of Directors had authorized the continuation of its normal course issuer bid program to repurchase and cancel up to 6,358,203 common shares, representing 5% of the 127,164,078 common shares issued and outstanding at May 31, 2002. The purchases would take place on the open market through the stock exchanges of New York and Toronto over a twelve-month period beginning on June 10, 2002 and ending on June 9, 2003, or on such earlier date as the Company may have completed its purchases pursuant to the notice of intention to make a normal course issuer bid filed with The Toronto Stock Exchange. No common shares were repurchased under the renewed program for the period ended June 9, 2003, nor under the previous program during the period from June 9, 2001 to June 8, 2002. The program expired on June 9, 2003 and was not renewed by the Company.

In addition to cash, cash equivalents, short-term investment and restricted cash balances totaling $119.2 as at March 28, 2003, the Company had a revolving global credit facility of approximately $17.0 (Cdn$25.0), of which $6.2 in letters of credit were outstanding. Accordingly, the Company had unused and available demand bank lines of credit of $10.8 as at March 28, 2003. As a result of the non-cash write-down of the Mitel investment in the fourth quarter of Fiscal 2003, the Company did not meet a quarterly financial covenant under the Company's credit facility. A waiver was obtained from the bank in respect of this financial covenant. The credit facility is subject to periodic review, including the determination of financial covenants. It is uncertain if the Company will be able to meet these financial covenants in the future and, if not, to obtain a waiver from the bank, which may result in the availability of the credit facility being reduced or restricted. Management does not anticipate that this would have a material adverse effect on the financial position of the Company. Management believes the Company is in a position to meet all foreseeable business cash requirements and capital lease and preferred share payments from its cash balance on hand (including cash, cash equivalents, short-term investments and restricted cash), existing financing facilities and cash flow from operations.

## COMMITMENTS AND GUARANTEES

### Performance Guarantees

Performance guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligating agreement. The Company has an outstanding performance guarantee related to a managed services agreement ("project agreement") undertaken by the discontinued Systems business, which was sold to companies controlled by Dr. Terence H. Matthews on February 16, 2001 and now operated as Mitel Networks Corporation. This performance guarantee remained with the Company following the sale of the Systems business to Dr. Matthews. The project agreement and the Company's performance guarantee extend until July 16, 2012. The terms of the project agreement continue to be fulfilled by Mitel. The maximum potential amount of future undiscounted payments the Company could be required to make under the guarantee, at March 28, 2003, was $31.4 (20.0 British Pounds), assuming the Company is unable to secure the completion of the project. The Company is not aware of any factors as at March 28, 2003 that would prevent the project's completion under the terms of the agreement. In the event that Mitel is unable to fulfill the commitments of the project agreement, the Company believes that an alternate third-party contractor could be secured to complete the agreement requirements. At March 28, 2003, the carrying value of these guarantees was nil.

The Company periodically has entered into agreements with customers and suppliers that include limited intellectual property indemnifications that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of the intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

In connection with the sale of the Systems business described in Note 19, the Company provided to the purchaser certain income tax indemnities with an indefinite life and with no maximum liability for the taxation periods up to February 16, 2001, the closing date of the sale. As at March 28, 2003, the taxation years 2000 to February 16, 2001 are subject to audit by taxation authorities.

As at March 28, 2003, the Company has guaranteed a custom bond amounting to $2.6 to a third party on behalf of a subsidiary.

### Supply Agreements

The Company has wafer supply agreements with three independent foundries, which expire from 2005 to 2007. Under these agreements, the suppliers are obligated to provide certain quantities of wafers per year. None of the agreements have minimum unit volume purchase requirements.

## OTHER

### Critical Accounting Policies and Significant Estimates

The Company's consolidated financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. Management believes that the following are some of the more critical judgment areas in the application of accounting policies that currently affect Zarlink's financial condition and results of operations.

In general, any changes in estimates or assumptions relating to revenue recognition and provisions for inventory are directly reflected in the results of our reportable operating segments. Changes in estimates or assumptions pertaining to provisions for restructuring or income tax asset valuations are not reflected in our reportable operating segments, but are reflected on a consolidated basis.

Management has discussed the application of these critical accounting policies with the Audit Committee of the Company's Board of Directors and with the full Board of Directors. This review is conducted annually.

*Revenue Recognition*

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, risk of loss has passed to the customer and collection of the resulting receivable is probable. The Company's semiconductor products are primarily non-commodity, specialized products that are proprietary in design and used by multiple customers. Customer acceptance provisions for performance requirements are generally based on seller-specified criteria, which we demonstrate prior to shipment. Should management determine that these customer acceptance provisions are not met for certain future transactions, revenue recognized for future reporting periods could be affected.

*Inventory*

The Company periodically compares its inventory levels to revenue forecasts for the future twelve months on a part-by-part basis and records a charge for inventory on hand in excess of the estimated twelve-month demand. During the first quarter of Fiscal 2002, the Company's inventory of Network Communications and Consumer Communications products exceeded the estimated 12-month demand by $29.1 as a result of the industry downturn to result in a charge of the same amount. If future demand for the Company's products continues to decline, an additional write-down of inventory may be necessary.

*Restructuring*

Beginning in the fourth quarter of Fiscal 2003, the Company began accounting for restructuring activities in accordance with Statement of Financial Accounting Standards No. 146 ("SFAS 146"), *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs Incurred in a Restructuring)*. In July 2002, The Financial Accounting Standards Board ("FASB") issued SFAS 146, which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under the Company's previous accounting policy, which was in accordance with EITF 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS 146 concludes that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. The new pronouncement also establishes that fair value should be used for initial measurement of the liability. Implementation of SFAS 146 had no impact on the Company's financial statements for Fiscal 2003 but will impact the accounting treatment of future exit or disposal activities should they occur.

During Fiscal 2003, Zarlink continued to reduce its workforce across all geographic regions and withdrew from the VDSL market in order to concentrate its R&D resources on higher and more immediate growth opportunities. As a result, the Company incurred and paid severance costs. All severance costs related to Fiscal 2003 VDSL restructuring activities were accrued and paid by March 28, 2003. During Fiscal 2002, the Company recorded significant reserves in connection with a restructuring program. These reserves included estimates pertaining to employee separation costs and the settlements of contractual obligations resulting from our actions. Although management does not anticipate significant changes, the actual costs may differ from these estimates.

*Income Taxes*

Zarlink has incurred losses and other costs that can be applied against future taxable earnings to reduce the tax liability on those earnings. As management is uncertain of realizing the future benefit of those losses and expenditures, the Company has taken a valuation allowance against certain deferred tax assets and recorded only deferred tax assets that can be applied against income in currently taxable jurisdictions or applied against deferred tax liabilities that will reverse in the future. In establishing the appropriate valuation allowance for tax loss carry-forwards and temporary differences, it is necessary to consider all available evidence, both positive and negative. Historical information of profitability is supplemented by current information that is available about future years. Changes in the business environment and available information in the future may require the valuation allowance to be adjusted to account for the revised uncertainties, and such adjustment may be material.

*Investment in Private Companies*

Management periodically reviews the Company's investment to determine if there has been other than a temporary decline in the market value of this investment below the carrying value. Management's assessment of impairment in carrying value is based on the market value trends of similar public companies and the current business performance of those investments. As at March 28, 2003, the Company had an investment in Mitel, a Canadian corporation that files annual and other reports with the United States Securities and Exchange Commission under the Securities and Exchange Act of 1934. As a result of the Company's assessment of financial information received in the fourth quarter of Fiscal 2003 and of ongoing challenges in the enterprise communications market, the investment in Mitel was written-down to a nil value in the fourth quarter of Fiscal 2003, as the Company believes that the carrying value will not be realized in the foreseeable future.

## Foreign Currency Translation

Management periodically evaluates the financial and operational independence of its foreign operations. Should a foreign subsidiary's local currency cease to be its functional currency, then translation gains or losses on consolidating the foreign subsidiary's financial statements subsequent to the change in functional currency would be charged to operating income instead of a separate component of accumulated other comprehensive income.

Effective March 29, 2003, the beginning of Fiscal 2004, as a result of the Company's increased economic activities denominated in U.S. dollars, the U.S. dollar has become the functional currency across the Company's operations.

### Recently Issued Accounting Standards

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others". FIN 45 requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 also requires additional disclosure by a guarantor in its interim and annual financial statements about its obligations under certain guarantees. The initial recognition and measurement provisions of FIN 45 were applicable for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 were effective for financial statements of interim or annual periods ending after December 15, 2002. The Company adopted the provisions of this interpretation at the applicable dates required by FIN 45, however the adoption of this interpretation did not have a material effect on the Company's financial position, results of operations, or cash flows.

In December 2002, the FASB issued Statement of Accounting Financial Accounting Standard No. 148 ("SFAS 148"), "Accounting for Stock-based Compensation – Transition and Disclosure". SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires prominent disclosure in the "Summary of Significant Accounting Policies" of both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reporting results. The Company has adopted SFAS 148 for the 2003 fiscal year end. Adoption of this statement has affected the location of the Company's disclosure within the Consolidated Financial Statements, but will not affect the Company's results of operations or financial position unless the Company changes to the fair value method of accounting for stock-based employee.

On April 30, 2003, the FASB issued Statement of Accounting Financial Accounting Standard No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". The amendments set forth in SFAS 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 amends certain other existing pronouncements. Those changes will result in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. This Statement is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The guidance will be applied prospectively. The provisions of this Statement that relate to Statement 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, will continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. The Company has not yet evaluated the impact of this new pronouncement on its financial position, results of operations or accounting for derivatives.

On May 15, 2003, the FASB issued Statement of Accounting Financial Accounting Standard No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities in the statements of financial position, whereas previously such instruments may have been classified as equity or temporary equity. In addition to its requirements for the classification and measurement of financial instruments in its scope, SFAS 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. Most of the guidance in SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has not yet evaluated the impact of this new pronouncement on its financial position.

## Forward-Looking Statements

Certain statements in this Management's Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Zarlink, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include the following: general economic and business conditions; increasing price and product/service competition by foreign and domestic competitors, including new entrants; demographic changes; import protection and regulation; rapid technological developments and changes; the ability to continue to introduce competitive new products on a timely, cost-effective basis; delays in product development; changes in environmental and other domestic and foreign governmental regulations; the mix of products/services; protection and validity of patent and other intellectual property rights; industry competition, industry capacity and other industry trends; the ability of Zarlink to attract and retain key employees and other factors referenced elsewhere in this Annual Report.

The above factors are representative of the risks, uncertainties and assumptions that could affect the outcome of the forward-looking statements. In addition, such statements could be affected by general industry and market conditions and growth rates, general domestic and international economic conditions including interest rate and currency exchange rate fluctuations and other risks, uncertainties and assumptions, as described the Annual Report on Form 10-K, including those identified under "Forward-Looking Statements and Risk Factors".

## Quantitative and Qualitative Disclosures About Market Risk

## Market Risk

Market risk represents the risk of loss that may impact the financial statements of the Company due to adverse changes in financial market prices and rates. Zarlink is exposed to market risk from changes in interest rates and foreign exchange rates. To manage these risks, the Company uses certain derivative financial instruments including foreign exchange forward contracts and other derivative instruments from time to time, which have been authorized pursuant to board-approved policies and procedures. Zarlink does not hold or issue financial instruments for trading or speculative purposes.

The Company uses forward contracts, and to a lesser extent foreign currency options, to reduce the exposure to foreign exchange risk. The most significant foreign exchange exposures for the Company, after the change to the U.S. dollar as the functional currency in Fiscal 2004, relate to the Canadian dollar and the U.K. pound sterling. At March 28, 2003, there were unrealized losses of $0.1 on the forward contracts relating to Fiscal 2004. The unrealized loss is calculated as the difference between the actual contract rates and the applicable current market rates that would be used to terminate the forward contracts on March 28, 2003, if it became necessary to unwind these contracts. Additional potential gains in the net fair value of these contracts, assuming a 5% appreciation in the U.S. dollar against all currencies, at March 28, 2003, would have been approximately $1.0. Conversely, a 5% depreciation in the U.S. dollar against all currencies would have produced a loss of $1.2. Management believes that the established hedges are effective against its known and anticipated cash flows, and that potential future losses from these hedges being marked to market would be largely offset by gains on the underlying hedged transactions.

For Fiscal 2004, the Company's primary exposure to interest rates is expected to be in the rollover of its short-term investment portfolio. In accordance with Company policy, cash equivalent and short-term investment balances are primarily comprised of high-grade money market instruments with original maturity dates of less than one year. The Company does not hedge the re-investment risk on its short-term investments.

Based on a sensitivity analysis performed on the financial instruments held at March 28, 2003 that are sensitive to changes in interest rates, the impact to the fair value of our cash equivalents and short-term investments portfolio by an immediate hypothetical parallel shift in the yield curve of plus or minus 50, 100 or 150 basis points would result in a decline or increase in portfolio value of approximately $nil, $0.1 and $0.1 respectively.

The estimated potential losses discussed previously assume the occurrence of certain adverse market conditions. They do not consider the potential effect of favorable changes in market factors and do not represent projected losses in fair value that the Company expects to incur. Any future financial impact would be based on actual developments in global financial markets. Management does not foresee any significant changes in the strategies used to manage interest and foreign exchange rate risks in the near future.

# MANAGEMENT'S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

Management of Zarlink Semiconductor Inc. is responsible for the integrity of the accompanying consolidated financial statements and all other information in this Annual Report. The consolidated financial statements were prepared by management in accordance with appropriately selected accounting principles generally accepted in the United States and Canada. Their preparation necessarily involves the use of management's best estimates and careful judgment, particularly in those circumstances where transactions affecting a current period are dependent upon future events. All financial information in the Annual Report is consistent with the consolidated financial statements.

To discharge its responsibilities for financial reporting and safeguarding of assets, management believes that it has established appropriate systems of internal accounting control that provide reasonable assurance that the financial records are reliable and form a proper basis for the timely and reliable preparation of financial statements. Consistent with the concept of reasonable assurance, the company recognizes that the relative cost of maintaining these controls should not exceed their expected benefits. Management further ensures the quality of the financial records through a program of internal audits, careful selection and training of personnel, and the adoption and communication of financial and other relevant policies, including a code of business conduct.

The Board of Directors discharges its responsibilities for the consolidated financial statements primarily through the activities of its Audit Committee, which is composed solely of directors who are neither officers nor employees of the company. This committee meets quarterly with management, the company's internal auditors, and the company's independent auditors to review performance and to discuss audit, internal control, accounting policy and financial reporting matters. The consolidated financial statements were reviewed by the Audit Committee and approved by the Board of Directors.

The consolidated financial statements have been audited by Ernst & Young LLP, which was appointed by the shareholders at the Annual General Meeting. Its report is presented on the following page.



Patrick J. Brockett
President and
Chief Executive Officer



Scott Milligan
Senior Vice President of Finance
and Chief Financial Officer

## AUDITORS' REPORT

To the Shareholders of Zarlink Semiconductor Inc.:

We have audited the consolidated balance sheets of Zarlink Semiconductor Inc. as at March 28, 2003 and March 29, 2002 and the consolidated statements of shareholders' equity, loss, and cash flows for each of the years in the three-year period ended March 28, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States and Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 28, 2003 and March 29, 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended March 28, 2003, in accordance with United States generally accepted accounting principles.

On April 30, 2003, we reported separately to the shareholders of Zarlink Semiconductor Inc. on financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles.


Ernst & Young LLP

Ottawa, Canada
April 30, 2003

Ernst & Young LLP
Chartered Accountants

**Zarlink Semiconductor Inc.**
**(Incorporated under the laws of Canada)**
**CONSOLIDATED BALANCE SHEETS**
**(In millions of U.S. dollars, U.S. GAAP)**

| | March 28, 2003 | March 29, 2002 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 23.5 | $ 75.6 |
| Short-term investments | 89.5 | 78.8 |
| Restricted cash | 6.2 | - |
| Trade accounts receivable – net | 20.3 | 24.2 |
| Other accounts receivable | 4.2 | 5.5 |
| Inventories | 24.0 | 33.0 |
| Deferred income tax assets – net | 1.0 | 4.1 |
| Prepaid expenses and other | 7.3 | 13.7 |
| | 176.0 | 234.9 |
| Fixed assets – net | 56.4 | 58.1 |
| Deferred income tax assets – net | 10.4 | 11.0 |
| Long-term investments | - | 14.1 |
| Other assets – net of deferred gain of $15.8 (2002 – 14.7) | 4.8 | 3.0 |
| | $ 247.6 | $ 321.1 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Trade accounts payable | $ 10.1 | $ 14.6 |
| Employee-related accruals | 15.5 | 11.7 |
| Income and other taxes payable | 13.0 | 5.9 |
| Provisions for exit activities | 4.2 | 19.8 |
| Other accrued liabilities | 12.6 | 17.7 |
| Deferred credits | 1.1 | 2.2 |
| Current portion of long-term debt | 0.6 | 2.1 |
| | 57.1 | 74.0 |
| Long-term debt | 0.2 | 0.7 |
| Pension liabilities | 14.3 | 17.4 |
| Deferred income tax liabilities – net | 2.0 | 6.3 |
| | 73.6 | 98.4 |
| Redeemable preferred shares, unlimited shares authorized; 1,451,600 shares issued and outstanding (2002 – 1,558,700) | 18.9 | 20.6 |
| Commitments and contingencies (notes 9, 11 and 12) | | |
| Shareholders' equity: | | |
| Common shares, unlimited shares authorized; no par value; 127,265,316 shares issued and outstanding (2002 – 127,082,123) | 768.3 | 767.6 |
| Additional paid in capital | 2.1 | 4.1 |
| Deferred stock compensation | - | (0.8) |
| Deficit | (582.8) | (522.9) |
| Accumulated other comprehensive loss | (32.5) | (45.9) |
| | 155.1 | 202.1 |
| | $ 247.6 | $ 321.1 |

On behalf of the Board:





Dr. Henry Simon, Director

Patrick J. Brockett, Director

(See accompanying notes to the consolidated financial statements)

**Zarlink Semiconductor Inc.**
**CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY**
**(In millions of U.S. dollars, U.S. GAAP)**

| | Common Shares | | | | | | |
|---|---|---|---|---|---|---|---|
| | Number (millions) | Amount | Additional Paid in Capital | Deferred Stock Compensation | Deficit | Accumulated Other Comprehensive Loss | Total Shareholder Equity |
| Balance, March 31, 2000 | 114.0 | $ 546.0 | $ - | $ - | $ (127.4) | $ (13.7) | $ 404.9 |
| Net loss | | | | | (270.8) | | (270.8) |
| Translation adjustment | | | | | | (28.9) | (28.9) |
| Comprehensive loss | | | | | | | (299.7) |
| Issuance of common stock related to acquisitions | 11.0 | 210.8 | | (10.2) | | | 200.6 |
| Issuance of common stock under stock benefit plans | 1.1 | 5.9 | | | | | 5.9 |
| Stock compensation expense | | | 1.7 | 3.4 | | | 5.1 |
| Preferred share dividend | | | | | (2.0) | | (2.0) |
| Balance, March 30, 2001 | 126.1 | 762.7 | 1.7 | (6.8) | (400.2) | (42.6) | 314.8 |
| Net loss | | | | | (120.8) | | (120.8) |
| Unrealized net derivative loss on cash flow hedges | | | | | | (0.4) | (0.4) |
| Minimum pension liability | | | | | | (2.5) | (2.5) |
| Translation adjustment | | | | | | (0.4) | (0.4) |
| Comprehensive loss | | | | | | | (124.1) |
| Issuance of common stock under stock benefit plans | 1.0 | 4.9 | | | | | 4.9 |
| Stock compensation expense | | | 2.4 | 6.0 | | | 8.4 |
| Preferred share dividend | | | | | (1.9) | | (1.9) |
| Balance, March 29, 2002 | 127.1 | 767.6 | 4.1 | (0.8) | (522.9) | (45.9) | 202.1 |
| Net loss | | | | | (57.9) | | (57.9) |
| Unrealized net derivative gain on cash flow hedges | | | | | | 0.3 | 0.3 |
| Minimum pension liability | | | | | | 2.5 | 2.5 |
| Translation adjustment | | | | | | 10.6 | 10.6 |
| Comprehensive loss | | | | | | | (44.5) |
| Issuance of common stock under stock benefit plans | 0.2 | 0.7 | | | | | 0.7 |
| Stock compensation expense(recovery) | | | (2.0) | 0.8 | | | (1.2) |
| Preferred share dividend | | | | | (2.0) | | (2.0) |
| Balance, March 28, 2003 | 127.3 | $ 768.3 | $2.1 | $ - | $ (582.8) | $ (32.5) | $ 155.1 |

(See accompanying notes to the consolidated financial statements)

## Zarlink Semiconductor Inc.
## CONSOLIDATED STATEMENTS OF LOSS
### (In millions of U.S. dollars, except per share amounts, U.S. GAAP)

| | Years Ended | | |
|---|---|---|---|
| | March 28, 2003 | March 29, 2002 | March 30, 2001 |
| Revenue | $ 193.8 | $ 222.1 | $ 450.2 |
| Cost of revenue | 103.4 | 156.4 | 226.2 |
| Gross margin | 90.4 | 65.7 | 224.0 |
| Expenses: | | | |
| Research and development | 88.8 | 83.5 | 93.9 |
| Selling and administrative | 47.2 | 51.4 | 81.5 |
| Stock compensation expense (recovery) | (1.4) | 8.4 | 3.8 |
| Special charges | - | 41.1 | 237.6 |
| Loss (recovery) on sale of business | (2.5) | 5.4 | - |
| Amortization of acquired intangibles | - | 4.4 | 65.3 |
| | 132.1 | 194.2 | 482.1 |
| Operating loss from continuing operations | (41.7) | (128.5) | (258.1) |
| Other income (expense) – net | (16.5) | 7.1 | (2.2) |
| Interest expense | (1.0) | (0.8) | (10.7) |
| Debt issue costs | - | - | (3.8) |
| Loss from continuing operations before income taxes | (59.2) | (122.2) | (274.8) |
| Income tax expense (recovery) | 1.1 | (1.4) | 3.6 |
| Net loss from continuing operations | (60.3) | (120.8) | (278.4) |
| Discontinued operations, net of tax (2003 – nil; 2002 - nil; 2001 – recovery of $10.4) | 2.4 | - | 7.6 |
| Net loss | $ (57.9) | $ (120.8) | $ (270.8) |
| Net loss attributable to common shareholders after preferred share dividends | $ (59.9) | $ (122.7) | $ (272.8) |
| Net loss per common share: | | | |
| Net loss per common share from continuing operations: | | | |
| Basic and diluted | $ (0.49) | $ (0.98) | $ (2.32) |
| Net loss per common share: | | | |
| Basic and diluted | $ (0.47) | $ (0.98) | $ (2.25) |
| Weighted average number of common shares outstanding (millions) | | | |
| Basic and diluted | 127.1 | 125.6 | 121.1 |

(See accompanying notes to the consolidated financial statements)

**Zarlink Semiconductor Inc.**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**(In millions of U.S. dollars, U.S. GAAP)**

| | Years ended | | |
|---|---|---|---|
| | **March 28, 2003** | **March 29, 2002** | **March 30, 2001** |
| CASH PROVIDED BY (USED IN) | | | |
| Operating activities: | | | |
| Net loss | $ (57.9) | $ (120.8) | $ (270.8) |
| Depreciation and amortization of fixed and other assets | 14.6 | 24.3 | 139.6 |
| Stock compensation expense (recovery) | (1.4) | 8.4 | 3.8 |
| Deferred income taxes | 0.5 | (2.0) | (5.8) |
| Other non-cash changes in operating activities | 17.8 | 55.1 | 184.1 |
| Decrease (increase) in working capital | | | |
| Accounts receivable | 8.8 | 22.6 | 58.2 |
| Inventories | 12.0 | 19.6 | (16.9) |
| Accounts payable and accrued liabilities | (17.1) | (22.9) | (22.6) |
| Deferred credits | (1.4) | (1.3) | (2.6) |
| Prepaid expenses and other | (0.6) | (6.9) | 13.8 |
| Total | (24.7) | (23.9) | 80.8 |
| Investing activities: | | | |
| Purchased short-term investments | (252.7) | (108.1) | (47.9) |
| Matured short-term investments | 243.8 | 27.8 | 75.5 |
| Expenditures for fixed and other assets | (8.1) | (30.8) | (66.8) |
| Proceeds from disposal of fixed and other assets | 0.4 | 33.4 | 1.1 |
| Proceeds from sale of long-term investments | 4.2 | - | - |
| Increase in long-term investments | (0.4) | (2.0) | (5.1) |
| Proceeds from repayment of note receivable | - | 4.4 | - |
| Acquisitions, net of cash acquired | - | - | 6.9 |
| Proceeds from sale of discontinued operations – net | - | 1.3 | 192.8 |
| Total | (12.8) | (74.0) | 156.5 |
| Financing activities: | | | |
| Repayment of long-term debt | - | (2.7) | (133.5) |
| Repayment of capital lease liabilities | (2.0) | (5.2) | (49.0) |
| Pension plan settlement | (8.0) | - | - |
| Hypothecation of cash under letters of credit | (6.2) | - | - |
| Payment of dividends on preferred shares | (1.5) | (1.9) | (2.0) |
| Issue of common shares | 0.7 | 4.8 | 5.8 |
| Repurchase of preferred shares | (1.6) | (0.7) | (0.3) |
| Total | (18.6) | (5.7) | (179.0) |
| Effect of currency translation on cash | 4.0 | (0.7) | (12.9) |
| Increase (decrease) in cash and cash equivalents | (52.1) | (104.3) | 45.4 |
| Cash and cash equivalents, beginning of year | 75.6 | 179.9 | 134.5 |
| Cash and cash equivalents, end of year | $ 23.5 | $ 75.6 | $ 179.9 |

(See accompanying notes to the consolidated financial statements)

## 1. NATURE OF OPERATIONS

Zarlink is an international semiconductor product supplier. The Company's principal business activities comprise the manufacture and distribution of microelectronic components for the communications industry. The principal markets for the Company's products are the Asia/Pacific region, Europe, the United States, and Canada.

## 2. ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles ("GAAP").

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates and such differences may be material.

### (A) FISCAL YEAR END

The Company's fiscal year end is the last Friday in March. Normally this results in a fifty-two week year with four thirteen-week quarters.

### (B) BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and of its wholly owned subsidiary companies. Investments in associated companies in which the Company has significant influence are accounted for by the equity method. Investments in companies the Company does not control or over which it does not exercise significant influence are accounted for using the cost method. All significant intercompany balances and transactions have been eliminated on consolidation.

### (C) CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

All highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents. The fair value of cash equivalents approximates the amounts shown in the financial statements. Short-term investments comprise highly liquid debt instruments that are held to maturity with terms of not greater than one year. Short-term investments are carried at amortized cost, which approximates their fair value.

### (D) RESTRICTED CASH

Restricted cash consists of cash and cash equivalents pledged with a bank as collateral for various letters of credit, as required under the terms of the Company's revolving global credit facility.

### (E) INVENTORIES

Inventories are valued at the lower of average cost and net realizable value for work-in-process and finished goods, and lower of average cost and current replacement cost for raw materials. The cost of inventories includes material, labor and manufacturing overhead.

### (F) FIXED AND ACQUIRED INTANGIBLE ASSETS

Fixed assets are initially recorded at cost, net of related research and development and other government assistance. Goodwill is initially recorded at the excess of the Company's cost over the amount of the fair value of the net identifiable assets acquired in a business combination. The Company evaluates the realizability of these assets by reference to undiscounted expected future net cash flows of the related assets. Measurement of an impairment loss for long-lived assets or certain identifiable intangible assets held for use is based on the fair value of the asset by discounting expected future net cash flows of the related assets. When management performs future assessments of these long-lived assets in the coming quarters, a decline in the realizability of these assets below carrying value may require the Company to recognize an impairment on the carrying value of its fixed assets and that amount could be material.

Depreciation is provided on the bases and at the rates set out below:

| Assets | Basis | Rate |
|---|---|---|
| Buildings | Straight-line | 2 – 4 % |
| Equipment | Declining balance | 20 – 30 % |
| | Straight-line | 10 – 33.3% |
| Leasehold improvements | Straight-line | 10 % |
| Acquired intangibles | Straight-line | 50 % |
| Patents and trademarks | Straight-line | 20 % |

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 141 ("SFAS 141"), "Business Combinations" and Statement of Financial Accounting Standard No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets". In October 2001, the FASB issued Statement of Financial Accounting Standard No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets".

SFAS 141 requires that business combinations be accounted for under the purchase method of accounting and addresses the initial recognition and measurement of assets acquired, including goodwill and intangibles, and liabilities assumed in a business combination. The Company adopted SFAS 141 on a prospective basis effective March 30, 2002, the beginning of Fiscal 2003. The adoption of SFAS 141 did not have a material effect on the Company's financial statements, but will impact the accounting treatment of future acquisitions.

SFAS 142 requires goodwill to be allocated to, and assessed as part of, a reporting unit. Further, SFAS 142 specifies that goodwill will no longer be amortized but instead will be subject to impairment tests at least annually. The Company adopted SFAS 142 on a prospective basis at the beginning of Fiscal 2003. As at the beginning of Fiscal 2003, the Company did not have any goodwill or intangible assets with indefinite lives recorded on the balance sheet. Accordingly, no transition impairment charge is necessary to be recognized under SFAS 142, nor was there a material impact on the Company's financial statements on adoption of the new rules.

The impact of SFAS 142 on net loss and net loss per common share if the standards had been in effect for the comparative prior periods is as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Net loss, as reported | $ (57.9) | $ (120.8) | $ (270.8) |
| Adjustments: | | | |
| Amortization of goodwill | - | - | 48.2 |
| Impairment of goodwill | - | - | (48.2) |
| | $ (57.9) | $ (120.8) | $ (270.8) |
| Basic and diluted net loss per common share, as reported | $ (0.47) | $ (0.98) | $ (2.25) |
| Basic and diluted net loss per common share, adjusted | $ (0.47) | $ (0.98) | $ (2.25) |

SFAS 144 supersedes Statement of Financial Accounting Standard No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion No. 30 for the disposal of a business segment. SFAS 144 establishes a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. SFAS 144 broadens the presentation of discontinued operations to include disposals of a component of an entity and provides additional implementation guidance with respect to the classification of assets as held-for-sale and the calculation of an impairment loss. The Company adopted SFAS 144 at the beginning of Fiscal 2003. The adoption of SFAS 144 did not have a material impact on the Company's financial statements. When management performs future assessments of these long-lived assets in the coming quarters, a decline in the realizability of these assets below the carrying value may require the Company to recognize impairment on the carrying value of its fixed assets that could be material.

### (G) INVESTMENTS IN PRIVATE COMPANIES

Investments in non-publicly traded companies in which the Company has less than 20% of the voting rights and in which it does not exercise significant influence are evaluated on a periodic basis for potential impairment. Appropriate reductions in carrying values are made when necessary. These investments are included in long-term investments on the Company's balance sheet and are carried at cost, net of write-downs for impairment.

### (H) FOREIGN CURRENCY TRANSLATION

The financial statements have been translated into U.S. dollars in accordance with the Financial Accounting Standards Board's (FASB) Statement No. 52, "Foreign Currency Translation". The financial statements of the foreign subsidiaries are measured using local currency as the functional currency. All balance sheet amounts have been translated using the exchange rates in effect at the applicable year-end. Income statement amounts have been translated using the weighted average exchange rate for the applicable year. The gains and losses resulting from the changes in exchange rates from year to year have been reported as a separate component of other comprehensive loss included in Shareholders' Equity. (See also Note 15)

### (I) DERIVATIVE FINANCIAL INSTRUMENTS

The Company recognizes and discloses its derivative financial instruments in accordance with FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by FASB Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities – an Amendment of FASB Statement No. 133". The standards require that all derivative financial instruments be recorded on the Company's consolidated balance sheets at fair value. They also provide criteria for designation and effectiveness of hedging relationships.

The Company utilizes certain derivative financial instruments to enhance its ability to manage foreign currency exchange rate risk that exists as part of its ongoing operations. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

If the derivative is designated as a fair value hedge, changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in net income (loss). If the derivative is designated as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in Other Comprehensive Income ("OCI") and are recognized in net income (loss) against the hedged item when that hedged item affects net income (loss). If the derivative is designated as a hedge of a net investment in foreign operations, the changes in fair value are recorded in OCI to the extent that it is effective. If the derivative is not designated as part of a hedging relationship, or the designation is terminated, changes in the fair value of the derivative are recognized in other income (expense) immediately.

### (J) COMPREHENSIVE INCOME

The Company records the impact of foreign currency translation, unrealized net derivative gains or losses on cash flow hedges, and changes in minimum pension liabilities, as components of comprehensive income, in accordance with Statement of Financial Accounting Standards No. 130 ("SFAS 130"), *Reporting Comprehensive Income*. SFAS 130 provides standards for the reporting and disclosure of comprehensive income and its components in the financial statements.

### (K) REVENUE RECOGNITION

*Continuing operations*

Revenue from the sale of products is recognized at the time goods are shipped to customers. The Company's semiconductor products are primarily non-commodity, specialized products that are proprietary in design and used by multiple customers. Customer acceptance provisions for performance requirements are generally based on seller-specified criteria, and are demonstrated prior to shipment.

The Company accrues for distributor stock rotations and other allowances as a reduction of revenue at the time of shipment based on the Company's experience. The Company's accounting policies for revenue recognition comply with the provisions of the Securities and Exchange Commission's Staff Accounting Bulletin No. 101 ("SAB 101").

*Discontinued operations*

Revenue from the sale of products was recognized at the time goods were shipped to customers. Revenue from the sale of communications systems including integration and installation services was recognized on a percentage of completion basis. Revenue from service was recognized at the time services were rendered. Billings in advance of services were included in deferred revenue. Estimated warranty costs associated with these revenues were provided for at the time of the sale.

### (L) INCOME TAXES

Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Deferred income tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Deferred income tax assets are recognized only to the extent, in the opinion of management, it is more likely than not that the deferred income tax assets will be realized in the future.

## (M) RESEARCH AND DEVELOPMENT COSTS

Research and development costs are charged to earnings in the periods in which they are incurred. Purchased in-process research and development is expensed at the time of acquisition. Related investment tax credits are deducted from income tax expense.

## (N) STOCK-BASED COMPENSATION PLAN

The Company has a stock-based compensation plan described in note 14(D).

As allowed under SFAS 123, "Accounting for Stock-Based Compensation", management has determined that it will continue to apply the intrinsic value method as prescribed in Accounting Principles Board Opinion No. 25 ("APB 25"), in accounting for its employee stock options because the alternative fair value accounting provided for under SFAS 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. In accordance with Company policy, the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant. Accordingly under the rules of APB 25, no related compensation expense was recorded in the Company's results of operations at the grant date of the Company's options. However, stock compensation expense is recorded in circumstances where the terms of a previously fixed stock option are modified or when shares are contingently issuable to employees in connection with an acquisition. Pro Forma information regarding net income (loss) and net income (loss) per share is required by SFAS 123 for awards granted or modified after April 1, 1995, as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS 123. The fair value of the Company's stock-based awards to employees was estimated using a Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Net loss, as reported | $ (57.9) | $ (120.8) | $ (270.8) |
| Adjustments: | | | |
| Stock compensation expense (recovery) as reported | (1.4) | 8.4 | 3.8 |
| Pro Forma stock compensation expense | (13.8) | (20.8) | (19.7) |
| Pro forma net loss | $ (73.1) | $ (133.2) | $ (286.7) |
| Net loss per common share, as reported: | | | |
| Basic and diluted | $ (0.47) | $ (0.98) | $ (2.25) |
| Pro forma net loss per common share: | | | |
| Basic and diluted | $ (0.59) | $ (1.08) | $ (2.38) |

The Pro Forma net loss, based upon the fair value method of accounting for stock compensation expense, is increased by $15.2 as compared to the net loss, as reported (2002 - $12.4; 2001 - $15.9).

Pro Forma financial information required by SFAS 123 has been determined as if the Company had accounted for its employee stock options using the Black-Scholes fair value option-pricing model with the following weighted-average assumptions for fiscal years 2003, 2002, and 2001:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Risk-free interest rate | 3.98% | 5.19% | 5.08% |
| Dividend yield | Nil | Nil | Nil |
| Volatility factor of the expected market price of the Company's common stock | 67.0% | 50.1% | 58.3% |
| Weighted-average expected life of the options | 3.3 years | 4.0 years | 6.0 years |

For purposes of Pro Forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.

The weighted average fair values of stock options, calculated using the Black-Scholes option pricing model, granted during the three years ended March 28, 2003, 2002 and 2001 were $1.58, $3.02 and $6.02 per option, respectively. The weighted average fair value of stock options was based on prices in Canadian dollars translated at the year-end exchange rate as at the end of each fiscal year.

### (O) EMPLOYEE FUTURE BENEFITS

Defined benefit pension expense, based on management's assumptions, consist of actuarially computed costs of pension benefits in respect of the current year's service; imputed interest on plan assets and pension obligation; and straight-line amortization of experience gains and losses, assumption changes and plan amendments over the expected average remaining service life of the employee group.

The costs of retirement benefits, other than pensions, and certain post-employment benefits are recognized over the period in which the employees render services in return for those benefits. Other post-employment benefits are recognized when the event triggering the obligation occurs.

### (P) RECENT ACCOUNTING PRONOUNCEMENTS

In July 2002, the FASB issued Statement of Accounting Financial Accounting Standard No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS 146 concludes that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, SFAS 146 eliminates the definition and requirements for recognition of exit costs in Issue 94-3. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS 146 were implemented at the beginning of the fourth quarter of Fiscal 2003 and had no impact on the Company's financial statements, but will impact the accounting treatment of future exit or disposal activities should they occur.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others". FIN 45 requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 also requires additional disclosure by a guarantor in its interim and annual financial statements about its obligations under certain guarantees. The initial recognition and measurement provisions of FIN 45 were applicable for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 were effective for financial statements of interim or annual periods ending after December 15, 2002. The Company adopted the provisions of this interpretation at the applicable dates required by FIN 45, however the adoption of this interpretation did not have a material effect on the Company's financial position, results of operations, or cash flows.

In December 2002, the FASB issued Statement of Accounting Financial Accounting Standard No. 148 ("SFAS 148"), "Accounting for Stock-based Compensation – Transition and Disclosure". SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires prominent disclosure in the "Summary of Significant Accounting Policies" of both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reporting results. The Company has adopted SFAS 148 for the 2003 fiscal year end. Adoption of this statement has affected the location of the Company's disclosure within the Consolidated Financial Statements, but has not affected the Company's results of its operations or financial position.

On April 30, 2003, the FASB issued Statement of Accounting Financial Accounting Standard No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". The amendments set forth in SFAS 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 amends certain other existing pronouncements. Those changes will result in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. This Statement is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The guidance will be applied prospectively. The provisions of this Statement that relate to Statement 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, will continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. The Company has not yet evaluated the impact of this new pronouncement on its financial position, results of operations or accounting for derivatives.

On May 15, 2003, the FASB issued Statement of Accounting Financial Accounting Standard No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities in the statements of financial position whereas previously such instruments may have been classified as equity or temporary equity. In addition to its requirements for the classification and measurement of financial instruments in its scope, SFAS 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. Most of the guidance in SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has not yet evaluated the impact of this new pronouncement on its financial position.

## 3. ACCOUNTS RECEIVABLE

Included in accounts receivable were allowances for doubtful accounts of $1.1 (2002 - $1.3).

## 4. INVENTORIES

| | 2003 | 2002 |
|---|---|---|
| Raw materials | $ 2.6 | $ 2.4 |
| Work-in-process | 18.3 | 20.8 |
| Finished goods | 3.1 | 9.8 |
| | $ 24.0 | $ 33.0 |

## 5. FIXED ASSETS

| | 2003 | 2002 |
|---|---|---|
| Cost: | | |
| Land | $ 3.9 | $ 3.4 |
| Buildings | 11.5 | 10.1 |
| Leasehold improvements | 3.9 | 3.5 |
| Equipment | 137.2 | 122.3 |
| Assets under capital leases | 7.2 | 8.2 |
| | 163.7 | 147.5 |
| Less accumulated depreciation: | | |
| Buildings | 4.5 | 1.9 |
| Leasehold improvements | 0.5 | 0.1 |
| Equipment | 97.0 | 82.7 |
| Assets under capital leases | 5.3 | 4.7 |
| | 107.3 | 89.4 |
| | $ 56.4 | $ 58.1 |

The comparative gross amounts of cost and accumulated depreciation have each been adjusted by $57.9 to properly reflect the disposition of certain fixed assets. There was no impact to the previously reported net fixed assets.

## 6. LONG-TERM INVESTMENTS

| | 2003 | 2002 |
|---|---|---|
| Investment in Mitel Networks Corporation, at cost | $ - | $ 10.7 |
| Investment in DALSA Semiconductor Inc., at cost | - | 3.4 |
| | $ - | $ 14.1 |

As at March 28, 2003, the Company had a nine percent ownership interest in Mitel Networks Corporation ("Mitel"), a privately held company. As a result of the Company's assessment of financial information received in the fourth quarter of Fiscal 2003, and of ongoing challenges in the enterprise communications market, the investment in Mitel was written-down to a nil value, as the Company believes that the carrying value will not be realized in the foreseeable future. A non-cash write-down of $11.5 was recorded in the fourth quarter of Fiscal 2003 (see also Note 16).

The Company sold its investment in DALSA Semiconductor Inc. ("DALSA") during the third quarter of Fiscal 2003 for cash proceeds of $4.2 and recorded a gain of $0.7 in Other Income (Expense) (see also Note 16).

## 7. OTHER ASSETS

| | 2003 | 2002 |
|---|---|---|
| Note receivable, non-interest bearing (see also Note 18) | $ 15.9 | $ 14.8 |
| Less: Deferred gain (see also Note 18) | (15.8) | (14.7) |
| | 0.1 | 0.1 |
| Patents, trademarks, and other intangible assets: | | |
| Cost | 9.5 | 6.5 |
| Accumulated amortization | (5.0) | (3.8) |
| Patents, trademarks, and other intangible assets – net | 4.5 | 2.7 |
| Other | 0.2 | 0.2 |
| | $ 4.8 | $ 3.0 |

The amortization of patents, trademarks and other intangible assets amounted to $1.2 in Fiscal 2003 (2002 - $0.6; 2001 - $1.0). The future amortization of patents and trademarks as at March 28, 2003 was as follows: 2004 - $1.2; 2005 - $1.3; 2006 - $0.9; 2007 - $0.8; and, 2008 - $0.3.

## 8. PROVISIONS FOR EXIT ACTIVITIES

| | 2003 | 2002 |
|---|---|---|
| Restructuring provisions (per table below) | $ 2.9 | $ 7.9 |
| Provision for disposal of discontinued operations (see also Note 19) | 0.1 | 5.8 |
| Provision for disposal of foundry businesses (see also Note 18) | 1.2 | 6.1 |
| | $ 4.2 | $ 19.8 |

The remaining restructuring provision relates to idle and excess office space as a result of exit activities implemented and completed in Fiscal 2002 and Fiscal 2001. The following table summarizes the continuity of restructuring provisions in connection with exit activities and special charges for the three years ended March 28, 2003.

| | Workforce reduction | Lease and contract settlement | Total restructuring | Impairment of long-term assets | Impairment of goodwill | Total |
|---|---|---|---|---|---|---|
| Balance, March 31, 2000 | $ - | $ - | $ - | $ - | $ - | $ - |
| Operating expenses - Restructuring activities | 11.2 | - | 11.2 | - | - | 11.2 |
| Special charges - Impairment charges | - | - | - | 124.7 | 112.9 | 237.6 |
| Cash drawdowns | (4.5) | - | (4.5) | - | - | (4.5) |
| Non-cash drawdowns | - | - | - | (124.7) | (112.9) | (237.6) |
| Balance, March 30, 2001 | 6.7 | - | 6.7 | - | - | 6.7 |
| Special charges - Restructuring activities and impairment charge | 27.8 | 9.7 | 37.5 | 6.7 | - | 44.2 |
| Reversals | (2.3) | (0.8) | (3.1) | - | - | (3.1) |
| Cash drawdowns | (29.3) | (2.8) | (32.1) | - | - | (32.1) |
| Non-cash drawdowns | - | (1.1) | (1.1) | (6.7) | - | (7.8) |
| Balance, March 29,2002 | 2.9 | 5.0 | 7.9 | - | - | 7.9 |
| Cash drawdowns | (2.0) | (2.0) | (4.0) | - | - | (4.0) |
| Non-cash drawdowns | - | (1.0) | (1.0) | - | - | (1.0) |
| Reversals | (0.6) | - | (0.6) | - | - | (0.6) |
| Charges | - | 0.6 | 0.6 | - | - | 0.6 |
| Balance, March 28, 2003 | $ 0.3 | $ 2.6 | $ 2.9 | $ - | $ - | $2.9 |

## 9. GUARANTEES

*Performance guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligating agreement.* The Company has an outstanding performance guarantee related to a managed services agreement ("project agreement") undertaken by the Systems business, which was sold to companies controlled by Dr. Terence H. Matthews on February 16, 2001 and now operated as Mitel Networks Corporation. This performance guarantee remained with the Company following the sale of the Systems business to Dr. Matthews. The project agreement and the Company's performance guarantee extend until July 16, 2012. The terms of the project agreement continue to be fulfilled by Mitel Networks Corporation. The maximum potential amount of future undiscounted payments the Company could be required to make under the guarantee, at March 28, 2003, was $31.4 (20.0 British Pounds), assuming the Company is unable to secure the completion of the project. The Company is not aware of any factors as at March 28, 2003 that would prevent the project's completion under the terms of the agreement. In the event that Mitel Networks Corporation is unable to fulfill the commitments of the project agreement, the Company believes that an alternate third-party contractor could be secured to complete the agreement requirements. At March 28, 2003, the carrying value of these guarantees was nil.

The Company periodically has entered into agreements with customers and suppliers that include limited intellectual property indemnifications that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of the intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

In connection with the sale of the Systems business described in Note 19, the Company provided to the purchaser certain income tax indemnities with an indefinite life and with no maximum liability for the taxation periods up to February 16, 2001, the closing date of the sale. As at March 28, 2003, the taxation years 2000 to February 16, 2001 are subject to audit by taxation authorities.

As at March 28, 2003, the Company has guaranteed a custom bond amounting to $2.6 to a third party on behalf of a subsidiary.

## 10. LONG-TERM DEBT

| | 2003 | 2002 |
|---|---|---|
| Capital leases and other, at rates varying from 6.44% to 10.41% with payment terms ranging from 1 to 5 years (2002 – 3.9% to 11.87% with payment terms ranging from 1 to 7 years) | $ 0.8 | $ 2.8 |
| Less current portion | 0.6 | 2.1 |
| | $ 0.2 | $ 0.7 |

At March 28, 2003, future minimum lease payments of the obligations under capital leases were $0.8 of which $0.6 and $0.1 related to fiscal years 2004 and 2005. For fiscal years 2006 through 2008, future minimum lease payments will be less than $0.1 per year. Interest costs of less than $0.1 are included in the total future lease payments.

Total interest expense from continuing and discontinued operations related to long-term debt was $0.2 in Fiscal 2003 (2002 - $0.8; 2001 - $10.1).

## 11. COMMITMENTS

### (A) OPERATING LEASES

The future minimum lease payments for operating leases to which the Company was committed as at March 28, 2003 amounted to $37.8 and were as follows: 2004 – $7.0; 2005 – $6.5; 2006 – $5.7; 2007 – $3.4; 2008 – $3.4; 2009 and beyond – $11.8.

Rental expense related to operating leases for the year ended March 28, 2003 was $7.4 (2002 - $5.8; 2001 - $3.0).

### (B) LETTERS OF CREDIT

The Company had letters of credit outstanding as at March 28, 2003 of approximately $6.2 (2002 - $2.9). Cash and cash equivalents of $6.2 have been pledged as security against certain outstanding letters of credit, which expire within 12 months, and are presented as restricted cash.

As a result of the non-cash write-down of the Mitel investment in the fourth quarter of Fiscal 2003, the Company did not meet a quarterly financial covenant under the Company's credit facility. A waiver was obtained from the bank in respect of this financial covenant.

### (C) SUPPLY AGREEMENTS

The Company has wafer supply agreements with 3 independent foundries, which expire from 2005 to 2007. Under these agreements, the suppliers are obligated to provide certain quantities of wafers per year. None of the agreements have minimum unit volume purchase requirements.

## 12. CONTINGENCIES

The Company is a defendant in a number of lawsuits and party to a number of other claims or potential claims that have arisen in the normal course of its business. In the opinion of the Company, any monetary liability or financial impact of such lawsuits and claims or potential claims to which the Company might be subject after final adjudication would not be material to the consolidated financial position of the Company or the consolidated results of its operations.

## 13. REDEEMABLE PREFERRED SHARES

Dividends - Fixed cumulative cash dividends are payable quarterly at a rate of $1.28 (Cdn$2.00) per share per annum. During the year ended March 28, 2003, the Company declared a $1.28 (Cdn$2.00) per share dividend. The Company paid dividends of $1.5 during the year, and $0.5 after year-end.

Redemption - The shares are currently redeemable, at the option of the Company, at $17.03 (Cdn$25.00) per share plus accrued dividends.

Purchase Obligation - The Company is required to make reasonable efforts to purchase 22,400 shares in each calendar quarter at a price not exceeding $17.03 (Cdn$25.00) per share plus costs of purchase. During the year ended March 28, 2003, the Company purchased 112,000 preferred shares for cash consideration of $1.6 and cancelled 107,100, including 5,000 shares that were purchased in Fiscal 2002. As at March 28, 2003, there were 9,900 repurchased preferred shares remaining to be cancelled in Fiscal 2004.

## 14. CAPITAL STOCK

### (A) COMMON SHARES

On June 6, 2002, the Company announced its intention to continue its normal course issuer bid program for up to 6,358,203 common shares (5% of 127,164,078 common shares issued and outstanding at May 31, 2002) between June 10, 2002 and June 9, 2003. All repurchased shares would be cancelled. In the year ended March 28, 2003, no shares were repurchased under this program.

### (B) NET LOSS PER COMMON SHARE

The net loss per common share figures were calculated based on net loss after the deduction of preferred share dividends and using the weighted monthly average number of shares outstanding during the respective periods. Diluted earnings per share is computed in accordance with the treasury stock method and based on the average number of common shares and dilutive common share equivalents.

The following potentially dilutive common share equivalents have been excluded from the computation of diluted loss per share because they were anti-dilutive due to the reported net loss for the periods presented:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Stock options | 135,664 | 1,425,677 | 8,871,121 |
| Restricted shares | - | 637,638 | 1,634,947 |
| | 135,664 | 2,063,315 | 10,506,068 |

The following stock options were excluded from the computation of diluted earnings per share because the options' exercise price exceeded the average market price of the common shares and, therefore, the effect would be antidilutive:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Number of outstanding options | 8,288,782 | 4,396,145 | 134,701 |
| Average exercise price per share | $ 9.81 | $ 11.31 | $ 20.91 |

The exercise price of stock options was based on prices in Canadian dollars translated at the year-end rate as at the end of each fiscal year.

## (C) DIVIDEND RESTRICTIONS ON COMMON SHARES

The Company may not declare cash dividends on its common shares unless dividends on the preferred shares have been declared and paid, or set aside for payment. No common share dividend is currently being paid.

## (D) STOCK OPTION PLANS

At the Company's 1991 Annual General Meeting, the shareholders approved resolutions authorizing stock options for key employees and non-employee directors (the "plan"). Certain amendments to the plan were approved by the shareholders at the 1993, 1995 and 1998 Annual and Special Meetings of shareholders allowing for 1,000,000, 2,000,000, and 10,200,000 additional shares, respectively, to be made available for grant. At a Special Meeting of the shareholders on December 7, 2001, the Company's shareholders approved an amendment to increase the maximum number of common shares in respect of which options may be granted under the plan to 20,227,033 common shares. As 5,037,033 common shares had been issued upon exercise of options up to May 9, 2001, this amendment increased the number of common shares issuable under outstanding options and options available for grant, each as of May 9, 2001, to 15,190,000 that represented 12% of the then outstanding common shares. The plan was also amended to provide that the maximum number of common shares in respect of which options may be granted under the plan to non-employee directors during any fiscal year of the Company would be 20,000 common shares per director.

Available for grant at March 28, 2003 were 3,714,122 (2001 – 3,810,910; 2001 – 1,979,470) options. All options granted prior to January 29, 1998 have ten-year terms and options granted thereafter have six-year terms. All options become fully exercisable at the end of four years of continuous employment

In connection with the sale by the Company of its Plymouth and Bromont foundry businesses in the fourth quarter of Fiscal 2002 (see also note 18), all employees of the former foundry businesses who held options to purchase common shares of the Company which were vested as at the date of the sale were provided with a period up to 180 days after the anniversary date of the respective sales to exercise such options if they remained employed with the buyer until at least one year after the respective sale dates. In addition, of the remaining unvested options held by such employees as at the sale date, 50% were accelerated to vest on the first anniversary (provided that such employees remain employed by the buyer as of such date) and the remaining 50% were cancelled as of the respective sale dates. All such employees have a further 180-day period following such accelerated vesting to exercise such options and any options remaining unexercised as at August 19, 2003, in respect of the former Bromont employees, and as at September 23, 2003, in respect of the former Plymouth employees, expire on that date. As at March 28, 2003, the weighted average exercise prices of the outstanding options associated with the sale of the Plymouth and Bromont foundry businesses were $8.60 and $7.87, respectively. During Fiscal 2003, the Company recorded stock compensation expense of $nil (2002 – $0.1) related to these transactions

On February 21, 2001, the Company offered an option exchange program to option holders (with the exception of directors, officers and certain executives) who received stock option grants after November 1, 1999 at Cdn$14.31 and higher. Under the terms of the program, and with the consent of The Toronto Stock Exchange, 2,691,350 options were cancelled and an equal number of new options were granted at an exercise price of Cdn$14.06 per share. The new grants have a term of six years. During Fiscal 2003, the Company recorded a recovery of stock compensation expense of $0.9 (2002 – expense of $1.0; 2001 - $nil) related to this option exchange program.

In connection with the sale by the Company of its worldwide Systems business on February 16, 2001 and further to negotiations with the buyer to provide the buyer with assistance in retaining employees during the first year following the closing, all employees of the former Systems business who held options to purchase common shares of the Company which were vested as at February 16, 2001 were provided with a period until August 14, 2002 to exercise such options if they remained employed with the buyer until at least February 15, 2002. In addition, of the remaining unvested options held by such employees as at February 16, 2001, 50% were accelerated to vest on February 15, 2002 (provided that such employees remain employed by the buyer as of such date) and the remaining 50% were cancelled as of February 16, 2001. All such employees had a further 180-day period following such accelerated vesting to exercise such options and any options remaining unexercised as at August 14, 2002 expired on that date. On August 14, 2002, 1,136,778 unexercised stock options held by former employees of the discontinued Systems business expired in accordance with the terms of the sale agreement. The options were returned to the pool of options available for grant. During Fiscal 2003, the Company recorded stock compensation expense of $nil (2002 – $0.7; 2001 – $1.3) related to this transaction.

On July 12, 1999, the Company offered an option exchange program to option holders (with the exception of directors, officers and certain executives) who received stock option grants in calendar 1998 at Cdn$17.78 and higher. Under the terms of the program, and with the consent of The Toronto Stock Exchange, 1,750,000 options were cancelled and 1,000,657 new options were granted at an exercise price of Cdn$9.92 per share. The reduction in number of options was directly proportional to the decrease in the exercise price. The new grants have a term of six years. During Fiscal 2003, the Company recorded a recovery of stock compensation expense of $1.1 (2002 – expense of $0.6; 2001 – expense of $0.4) related to this option exchange program.

A summary of the Company's stock option activity and related information for the three years ended March 28, 2003 is as follows:

| | 2003 | | 2002 | | 2001 | |
|---|---|---|---|---|---|---|
| | **Options** | **Weighted Average Exercise Price** | **Options** | **Weighted Average Exercise Price** | **Options** | **Weighted Average Exercise Price** |
| Outstanding options: | | | | | | |
| Balance, beginning of year | 10,914,962 | $ 8.84 | 9,464,693 | $ 8.18 | 9,017,262 | $ 8.51 |
| Granted | 2,674,088 | $ 3.38 | 3,600,462 | $ 10.00 | 6,098,025 | $ 11.80 |
| Exercised | (183,193) | $ 3.56 | (945,324) | $ 5.17 | (1,141,097) | $ 5.15 |
| Forfeited | (2,577,300) | $ 8.68 | (1,153,908) | $ 8.80 | (841,897) | $ 10.66 |
| Cancelled | - | $ - | (50,961) | $ 10.77 | (3,667,600) | $ 13.66 |
| Balance, end of year | 10,828,557 | $ 8.32 | 10,914,962 | $ 8.84 | 9,464,693 | $ 8.18 |
| Exercisable, end of year | 4,214,012 | $ 9.40 | 4,417,633 | $ 8.20 | 2,542,251 | $ 7.51 |

The weighted average exercise price of stock options was based on prices in Canadian dollars translated at the year-end exchange rate as at the end of each fiscal year and at the year's average exchange rate for changes in outstanding options during the year.

A summary of options outstanding at March 28, 2003 is as follows:

| | Total Outstanding | | | Total Exercisable | |
|---|---|---|---|---|---|
| **Exercise Price** | **Options** | **Weighted Average Exercise Price** | **Weighted Average Remaining Contractual Life** | **Options** | **Weighted Average Exercise Price** |
| $2.32 - $3.47 | 2,491,513 | $3.43 | 6 years | 69,536 | $3.41 |
| $3.52 - $5.23 | 920,888 | $5.10 | 3 years | 616,543 | $5.12 |
| $5.34 - $7.94 | 1,119,443 | $7.00 | 3 years | 719,631 | $6.70 |
| $8.05 - $9.52 | 710,164 | $9.15 | 4 years | 200,520 | $9.07 |
| $9.58 | 2,099,144 | $9.58 | 4 years | 1,080,453 | $9.58 |
| $9.63 - $11.28 | 1,691,786 | $10.97 | 5 years | 493,306 | $10.97 |
| $11.37 -$14.41 | 1,691,113 | $12.69 | 3 years | 971,773 | $12.77 |
| $17.77 - $25.45 | 104,506 | $22.78 | 3 years | 62,250 | $22.40 |
| | 10,828,557 | | | 4,214,012 | |

The exercise price of stock options was based on prices in Canadian dollars translated at the year-end exchange rate.

## 15. ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss were as follows:

| | March 28, 2003 | March 29, 2002 | March 30, 2001 |
|---|---|---|---|
| Net loss for the period | $ (57.9) | $ (120.8) | $ (270.8) |
| Other comprehensive gain (loss): | | | |
| Minimum pension liability | 2.5 | (2.5) | - |
| Realized net derivative gain on cash flow hedges | 0.4 | - | - |
| Unrealized net derivative loss on cash flow hedges | (0.1) | (0.4) | - |
| Change in foreign currency translation adjustment | 10.6 | (0.4) | (28.9) |
| Comprehensive loss for the period | $ (44.5) | $ (124.1) | $ (299.7) |

The changes to accumulated other comprehensive loss for three years ended March 28, 2003 were as follows:

| | Cumulative Translation Account | Minimum Pension Liability | Realized and Unrealized Net Gain (Loss) on Derivatives | Total |
|---|---|---|---|---|
| Balance, March 31, 2000 | $ (13.7) | $ - | $ - | $ (13.7) |
| Change during the year | (28.9) | - | - | (28.9) |
| Balance, March 30, 2001 | (42.6) | - | - | (42.6) |
| Change during the year | (0.4) | (2.5) | (0.4) | (3.3) |
| Balance, March 29, 2002 | (43.0) | (2.5) | (0.4) | (45.9) |
| Change during the year | 10.6 | 2.5 | 0.3 | 13.6 |
| Balance, March 28, 2003 | $ (32.4) | $ - | $ (0.1) | $ (32.5) |

During Fiscal 2003, the Company recorded a derivative loss of $7.7 in the cumulative translation account in respect of a hedge in a net investment in a foreign subsidiary (2002 - gain of $2.2; 2001 - gain of $13.3).

As at March 29, 2002, the accumulated pension benefit obligation was in excess of the fair value of the pension plan assets by $2.5, resulting in an additional minimum pension liability recorded in other comprehensive loss. In the fourth quarter of Fiscal 2003, the Company settled the underlying pension benefit obligation, resulting in the realization of the $2.5 minimum pension liability included in other expense for the year ended March 28, 2003.

The Company also recorded a net gain to other comprehensive loss in Fiscal 2003 of $0.3 which was attributable to the change in the value of outstanding foreign currency forward contracts related to the Company's hedging program that were designated as cash flow hedges for Fiscal 2004. The Company estimates that $0.1 of derivative loss included in other comprehensive loss will be reclassified into earnings within the next 12 months.

## 16. OTHER INCOME (EXPENSE) – NET

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Interest income | $ 3.0 | $ 5.5 | $ 9.0 |
| Foreign exchange gain (loss) | (5.6) | 7.3 | (10.6) |
| Pension plan settlement (see also Note 23) | (6.6) | - | - |
| Gain on sale of long-term investment (see also Note 6) | 0.7 | - | - |
| Impairment of long-term investments (see also Note 6) | (11.5) | (3.5) | - |
| Equity loss in Optenia, Inc. | - | (2.2) | (0.6) |
| Lease settlement with tenant | 3.7 | - | - |
| Other | (0.2) | - | - |
| Other income (expense) – net | $ (16.5) | $ 7.1 | $ (2.2) |

During the fourth quarter of Fiscal 2003, the Company negotiated the settlement of a long-term lease contract with a tenant at the Company's Sweden plant. The Company recorded a recovery of $3.7 in the fourth quarter of Fiscal 2003 in connection with the cash proceeds from the lease settlement.

## 17. INCOME TAXES

The components of loss, before provision of income taxes consists of the following:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Loss from continuing operations before income taxes: | | | |
| Canadian | $ (25.2) | $ (23.0) | $(155.0) |
| Foreign | (34.0) | (99.2) | (119.8) |
| | $ (59.2) | $(122.2) | $(274.8) |

| The provision (recovery) for income taxes consists of the following: | 2003 | 2002 | 2001 |
|---|---|---|---|
| Current: | | | |
| Canadian | $ 0.7 | $ 1.0 | $ 6.9 |
| Foreign | - | - | 2.1 |
| | 0.7 | 1.0 | 9.0 |
| Deferred: | | | |
| Canadian | 0.6 | (1.7) | (1.0) |
| Foreign | (0.2) | (0.7) | (4.4) |
| | 0.4 | (2.4) | (5.4) |
| | $ 1.1 | $ (1.4) | $ 3.6 |

The reconciliation between the statutory Canadian income tax rate and the actual effective rate is as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Expected Canadian statutory income tax rate | 35% | 35% | 40% |
| Recovery at Canadian statutory income tax rate | $ (20.6) | $ (42.5) | $(111.4) |
| Differences between Canadian and foreign taxes | 1.7 | (0.3) | 5.3 |
| Investment tax credits | - | - | (3.7) |
| Tax effect of losses not recognized | 33.1 | 26.1 | 32.4 |
| Tax effect of temporary differences not recognized | (3.6) | 9.1 | 14.1 |
| Tax effect of amortization of acquired intangibles | - | 2.6 | 70.8 |
| Tax effect of realizing benefit of prior years' loss carryforwards and timing differences | (6.7) | (2.0) | (8.5) |
| Corporate minimum taxes | 0.7 | 1.0 | 2.3 |
| Other | (3.5) | 4.6 | 2.3 |
| Income tax expense (recovery) | $ 1.1 | $ (1.4) | $ 3.6 |

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of deferred income tax assets and liabilities were as follows:

| | 2003 | 2002 |
|---|---|---|
| Deferred tax assets: | | |
| Provisions | $ 7.5 | $ 13.9 |
| Income tax loss carryforwards | 89.4 | 56.0 |
| Investment tax credits | 37.5 | 34.1 |
| Other – net | - | 1.8 |
| | 134.4 | 105.8 |
| Less: valuation allowance | (106.0) | (75.8) |
| Deferred tax assets | 28.4 | 30.0 |
| Deferred tax liabilities: | | |
| Book and tax differences on fixed assets | 18.3 | 19.0 |
| Other – net | 0.7 | 2.2 |
| Deferred tax liabilities | 19.0 | 21.2 |
| Net deferred tax assets | $ 9.4 | $ 8.8 |

The increase of $30.2 in the valuation allowance from the previous year relates to unrecorded investment tax credits and non-capital losses in Canada, and non-capital losses and temporary deductible differences in the Company's foreign operations.

Unremitted earnings of subsidiaries subject to withholding taxes will be indefinitely reinvested with no provision necessary for potential withholding taxes on repatriation of subsidiary earnings. The current year's loss before income taxes attributable to all foreign operations, including discontinued operations, was $34.0 (2002 – loss of $101.0; 2001 – loss of $68.8).

As at March 28, 2003, the Company had income tax loss carryforwards in Sweden and the United Kingdom of approximately $198.9 that may be carried forward indefinitely to reduce future years' income for tax purposes. Approximately $57.5 of these losses has been recognized as a tax benefit for accounting purposes to the extent that the Company has deferred tax liabilities in these jurisdictions. The Company has $80.7 of U.S. federal income tax loss carryforwards related to operations in the United States that expire between 2012 and 2023. The Company also has $37.4 of U.S. state net operating loss carryforwards available that expire between 2004 and 2008. The Company has provided a full valuation allowance on the U.S. loss carryforward balances.

As at March 28, 2003, the Company had $45.5 of Canadian investment tax credits available to offset federal income taxes payable. The Company has recognized an accounting benefit of $10.4 on these investment tax credits. The investment tax credits expire between 2008 and 2012.

## 18. SALE OF FOUNDRY BUSINESSES

In the fourth quarter of Fiscal 2003, the Company recorded a reversal of $2.5 related to the release of certain provisions accrued at the time of the Bromont and Plymouth foundry sales in Fiscal 2002. The excess provision was reversed as a result of a reduction in the remaining costs to separate the businesses and to settle estimated claims.

*Plymouth Foundry*

On March 28, 2002, Zarlink sold its wafer fabrication facility in Plymouth, UK, as well as certain intellectual property and related foundry businesses to companies controlled by X-FAB Semiconductor Foundries AG ("X-FAB") of Erfurt, Germany for $30.0, represented by $12.0 in cash on closing and a note of $18.0 repayable over three years. The Plymouth foundry facility comprised two CMOS wafer fabrication lines for producing digital and mixed-signal communications and medical semiconductors.

The note receivable was discounted at 8% to a carrying value of $15.9 at March 28, 2003. In accordance with SEC Staff Accounting Bulletin No. 81 ("SAB 81"), "Gain Recognition on the sale of a Business or Operating Assets to a Highly Leveraged Entity", the gain on sale of $15.6 was deferred and netted against the carrying value of the note receivable. The net note receivable of $0.1 is included in Other Assets. The Company will recognize the gain as payments are made on the note receivable. The first payment of $10.0 against the note receivable is expected to be received in June 2004 with the final payment of $8.0 due in March 2005.

As part of the sale, the two companies signed a five-year agreement to ensure continuity of supply for Zarlink products manufactured at Plymouth.

*Bromont Foundry*

On February 22, 2002, Zarlink sold its foundry facility in Bromont, Quebec, and related business to DALSA for $16.9. Under the agreement, Zarlink received from DALSA $13.0 in cash and retained a 19.9% investment in the Bromont foundry. DALSA also assumed certain employee-related payables of approximately $0.5. The Bromont facility is an operation featuring CMOS process technology for digital and mixed-signal (analog/digital) communications products.

The Company recorded a loss on sale of the Bromont foundry business of $5.4, before income tax recoveries of $1.2 in Fiscal 2002. During the third quarter of Fiscal 2003, Zarlink sold its investment in DALSA for cash proceeds of $4.2 and recorded a gain of $0.7 in Other Income (Expense).

The two companies also signed a three-year agreement to ensure continuity of supply for Zarlink products manufactured at Bromont.

**19. DISCONTINUED OPERATIONS**

On November 3, 2000, the Company adopted formal plans to pursue divestiture opportunities related to the distinct operations of the Systems business. Accordingly, the operations related to this business were accounted for as discontinued operations with November 3, 2000 being the effective measurement date.

On February 16, 2001, the Company sold its worldwide Systems business, including the name "Mitel", to a company controlled by Dr. Terence H. Matthews. As part of the transaction, Zarlink transferred most of its Ottawa, Canada real estate to Dr. Matthews. The Company received $196.7 in cash proceeds, after adjustments, in exchange for selling a 90% ownership interest in the Company's communications systems business and most of its real property in Ottawa, Canada.

The results of the Systems business operations were as follows:

| | 2001 |
|---|---|
| Sales for the period ended February 16, 2001 | $ 343.5 |
| Results of operations to the measurement date of November 3, 2000: | |
| Loss before income taxes | $ (8.7) |
| Income tax recovery | 3.0 |
| Loss from discontinued operations to the measurement date of November 3, 2000 | $ (5.7) |

The Company recorded a gain of $13.3, net of transaction costs and other provisions to separate the Systems business totaling $21.5, as well as post-measurement date operating losses of $34.3 and income taxes of $7.4.

During the fourth quarter of Fiscal 2003, the Company recorded the reversal of $2.4 of excess provisions related to these discontinued operations based upon remaining costs to settle claims.

## 20. ACQUISITION

On July 28, 2000, the Company acquired Vertex Networks ("Vertex"), a privately held, California-based, fabless semiconductor company providing silicon solutions for the enterprise switching and wide area Network Communications markets. Zarlink acquired Vertex in a share transaction for approximately 11 million newly issued common shares valued at $210.8. Approximately 1.1 million shares or 10% of the issued shares were placed in escrow for a two-year period to indemnify the Company for representations made by Vertex. In addition, approximately 535,000 issued shares valued at $10.2 were subject to certain restrictions over a two-year period. Under GAAP, these amounts were accounted for as compensation rather than a component of the purchase price. The Company recorded $0.5 of stock compensation expense in Fiscal 2003 due to the vesting of restricted stock awarded to certain employees of Vertex as compared to expense of $6.0 in Fiscal 2002 and $3.3 in Fiscal 2001. No further stock compensation expense will be recorded against these formerly restricted shares.

During the year ended March 30, 2001, the Company recorded an asset impairment charge to reduce the carrying value of goodwill by $112.9 to $3.9 (see also Note 8). During the year ended March 29, 2002, the Company recorded an additional asset impairment charge of $1.6 to reduce the carrying value of the acquired intangible assets to nil.

## 21. RELATED PARTY TRANSACTIONS

There were no related party transactions in Fiscal 2003. During Fiscal 2002, the Company sold to and purchased from significantly influenced enterprises products and services valued at approximately $1.3 (2001 - $nil) and $0.7 (2001 - $0.7) respectively. These transactions for products and services were under usual trade terms and trade prices in Fiscal 2002 and Fiscal 2001.

As at March 28, 2003, the Company had no investments in significantly influenced enterprises. Included in accounts receivable as at March 28, 2003 were amounts due from significantly influenced enterprises of $nil (March 29, 2002 – $0.2).

## 22. INFORMATION ON BUSINESS SEGMENTS

### Business Segments

The Company's operations are comprised of three reportable business segments – Network Communications, Consumer Communications, and Ultra Low-Power Communications. Reportable segments are business units that offer different products and services, employ different production processes and methods of distribution, sell to different customers, and are managed separately because of these differences.

Prior to the fourth quarter of Fiscal 2003, the Company reported its business segments as Communications and Medical. The change in segments resulted from the evolution of the company's business model and direction toward a designer and marketer of broad-based communications semiconductor solutions. Network Communications was previously known as Network Access and was part of the Communications segment. Consumer Communications was previously known as User Access and was also part of the Communications segment. The Ultra Low-Power Communications segment, previously known as Medical, reflects the expanded opportunities arising in healthcare and communications from the group's Ultra Low-Power expertise.

The Company targets the communications industry with products that specialize in broadband connectivity solutions over wired, wireless and optical media, as well as through Ultra Low-Power communications solutions. The Network Communications business segment offers products that provide connectivity to the enterprise and metro segments such as feeder, aggregation and transmission applications, and products that address the multi-protocol physical and network layers. The Consumer Communications business segment offers products that allow users to connect to the network. These products include wireless (for example, cellular chipsets) and infotainment applications (for example, set-top boxes and digital TV). The Ultra Low-Power Communications business provides ASIC solutions for applications such as pacemakers, hearing aids and portable instruments

The Chief Executive Officer ("CEO") is the chief operating decision maker in assessing the performance of the segments and the allocation of resources to the segments. The CEO evaluates the financial performance of each business segment and allocates resources based on operating income. The Company does not allocate stock compensation expense, special charges or gains, interest income or interest expense or income taxes to its reportable segments. In addition, total assets are not allocated to each segment as they are primarily tracked by legal entity only; however, depreciation of fixed assets is allocated to the segments based on the estimated asset usage. The accounting policies of the reportable segments are the same as those described in Note 2.

| **Year Ended March 28, 2003** | Network Communications | Consumer Communications | Ultra Low-Power Communications | Unallocated Costs | Total |
|---|---|---|---|---|---|
| Total external sales revenue | $ 115.8 | $ 49.1 | $ 28.9 | $ - | $ 193.8 |
| Depreciation of buildings and equipment | 9.8 | 2.8 | 0.5 | - | 13.1 |
| Recovery on sale of foundry businesses | - | - | - | (2.5) | (2.5) |
| Stock compensation recovery | - | - | - | (1.4) | (1.4) |
| Segment's operating loss from continuing operations | (20.0) | (21.1) | (4.5) | 3.9 | (41.7) |

| **Year Ended March 29, 2002** | Network Communications | Consumer Communications | Ultra Low-Power Communications | Unallocated Costs | Total |
|---|---|---|---|---|---|
| Total external sales revenue | $ 114.5 | $ 72.7 | $ 34.9 | $ - | $ 222.1 |
| Depreciation of buildings and equipment | 13.6 | 5.9 | 0.3 | - | 19.8 |
| Amortization of acquired intangibles | 4.4 | - | - | - | 4.4 |
| Loss on sale of foundry business | - | - | - | 5.4 | 5.4 |
| Special charges | - | - | - | 41.1 | 41.1 |
| Stock compensation expense | - | - | - | 8.4 | 8.4 |
| Segment's operating income (loss) from continuing operations | (73.6) | (8.8) | 8.8 | (54.9) | (128.5) |

| **Year Ended March 30, 2001** | Network Communications | Consumer Communications | Ultra Low-Power Communications | Unallocated Costs | Total |
|---|---|---|---|---|---|
| Total external sales revenue | $ 259.9 | $ 157.5 | $ 32.8 | $ - | $ 450.2 |
| Depreciation of buildings and equipment | 40.8 | 24.2 | 0.7 | - | 65.7 |
| Amortization of acquired intangibles | 65.3 | - | - | - | 65.3 |
| Special charges | - | - | - | 237.6 | 237.6 |
| Stock compensation expense | - | - | - | 3.8 | 3.8 |
| Segment's operating income (loss) from continuing operations | (27.5) | 9.9 | 0.9 | (241.4) | (258.1) |

## Geographic Segments

Revenues from continuing operations from external customers are attributed to countries based on location of the selling organization.

Geographic information is as follows:

| | 2003 | | 2002 | | 2001 | | |
|---|---|---|---|---|---|---|---|
| | Revenue | Fixed Assets | Revenue | Fixed Assets | Revenue | Fixed Assets | Acquired Intangible Assets |
| Canada | $ 44.4 | $ 11.3 | $ 43.1 | $ 14.3 | $ 78.7 | $ 28.7 | $ 3.9 |
| United Kingdom | 79.6 | 30.9 | 83.7 | 30.8 | 155.5 | 52.6 | - |
| United States | 43.0 | 1.7 | 62.8 | 3.0 | 173.0 | 3.6 | - |
| Sweden | 19.9 | 12.1 | 22.9 | 9.9 | 25.4 | 12.1 | - |
| Other foreign countries | 6.9 | 0.4 | 9.6 | 0.1 | 17.6 | 0.8 | - |
| Total | $ 193.8 | $ 56.4 | $ 222.1 | $ 58.1 | $ 450.2 | $ 97.8 | $ 3.9 |

### Major Customers

For the year ended March 28, 2003, the Company had revenues from one external customer, a major distributor, which exceeded 10% of total net revenues (2002 – one; 2001 – one). Sales to this distributor in Fiscal 2003 were $39.0 (2002 – $27.1; 2001 – $64.6) and related to the Network Communications and Consumer Communications segments.

### 23. PENSION PLANS

As at March 28, 2003, the Company maintained several defined contribution and two defined benefit pension plans for its employees. The U.K. defined benefit pension plan was settled in the fourth quarter of Fiscal 2003.

Pension expense was calculated using the projected benefit method of valuation. The components of the pension expense were as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Continuing operations: | | | |
| Defined contribution plans | $ 2.9 | $ 1.2 | $ 1.3 |
| Defined benefit plans (see table below) | 2.2 | 2.9 | 2.2 |
| Pension expense from continuing operations | 5.1 | 4.1 | 3.5 |
| Discontinued operations: | | | |
| Defined contribution plans | - | - | 3.0 |
| Defined benefit plans (see table below) | - | - | 3.0 |
| Pension expense from discontinued operations | - | - | 6.0 |
| Pension expense | $ 5.1 | $ 4.1 | $ 9.5 |

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Defined benefit pension expense: | | | |
| Employer service cost | $ 1.4 | $ 1.8 | $ 5.2 |
| Interest cost on projected plan benefits | 1.4 | 1.3 | 4.7 |
| Expected return on plan assets | (0.7) | (0.6) | (4.7) |
| Net amortization and deferral | 0.1 | 0.4 | - |
| Net periodic pension expense | 2.2 | 2.9 | 5.2 |
| Less: discontinued operations | - | - | (3.0) |
| Defined benefit pension expense from continuing operations | $ 2.2 | $ 2.9 | $ 2.2 |

### (A) DEFINED CONTRIBUTION PENSION PLANS

The Company has defined contribution employee savings plans in Canada, the United Kingdom, and the United States. The Company matches the contributions of participating employees on the basis of percentages specified in each plan.

### (B) DEFINED BENEFIT PENSION PLANS

In Fiscal 2002, there was one contributory defined benefit pension plan (the "Plan") that covered substantially all employees of Zarlink Semiconductor Limited ("ZSL"), a wholly owned subsidiary of the Company. On November 30, 2001, ZSL suspended contributions to the Plan and ceased members' pension accruals. The Plan was replaced with a defined contribution pension plan at that time.

On January 31, 2003 and under a "wind-up" agreement, ZSL paid $8.0 in cash consideration of the pension obligation settlement to Legal and General Assurance Society Limited ("L&G"), a large, AAA-rated insurance company in the United Kingdom. On the same date, ZSL transferred $15.7, representing all of the pension plan assets, to L&G. Pursuant to the terms of the wind-up agreement, the insurance company assumed the ongoing obligations to administer and make payments against the Plan. L&G purchased non-participating annuity contracts to cover the vested benefits. The Company expects to make a final payment of approximately $2.3 in Fiscal 2004 after the final adjustments are calculated. This amount is included in other accrued liabilities as at March 28, 2003.

In prior years, the Company's policy was to fund defined benefit pension plans in accordance with independent actuarial valuations and as permitted by pension regulatory authorities. This Plan provided pension benefits based on length of service and final pensionable earnings. Employee contributions were based on pensionable earnings. The Fiscal 2002 actuarial report in connection with this defined benefit plan, prepared as of March 29, 2002, was based on short-term rates given the Company's intention to terminate the plan in Fiscal 2003.

In prior years and for purposes of an actuarial valuation, pension fund assets were valued using the discounted income method. Under this approach, the value of the assets is obtained by estimating the receipts which will arise in the future from the plan's investments and then discounting the amounts to the valuation date, at the valuation rate of return on assets.

As at March 28, 2003, the actuarial present value of ZSL accrued pension benefits was $nil (2002 - $17.8). The accumulated benefit obligation in Fiscal 2002 resulted in an additional minimum pension liability of $2.5 recorded as at March 29, 2002, which was subsequently recorded in other expense when the Plan was settled in the fourth quarter of Fiscal 2003.

The second defined benefit plan covers all employees over the age of twenty-eight in Sweden and provides pension benefits based on length of service and final pensionable earnings. The associated pension liability is calculated each year by the Pension Registration Institute. During Fiscal 2003, the Company began to partially fund this pension plan. With respect to the pension liability of $10.6 (2002 - $8.6), the Company has provided, as collateral, a limited surety bond in the amount of $6.7 and letters of credit of $4.5. This pension liability was actuarially determined based on the present value of the accrued future pension benefits and in accordance with applicable laws and regulations in Sweden.

The third defined benefit plan covers all employees in Germany with over ten years of active service and provides benefits based on length of service and final pensionable earnings. There are no segregated pension fund assets under the plan. The pension liability is actuarially determined each year and is insured in its entirety by the Swiss Life Insurance Company. The pension liability of $3.7 (2002 - $3.4) was actuarially determined based on the present value of the accrued future pension benefits and in accordance with applicable laws and regulations in Germany.

The following table shows the plans' funded status reconciled with amounts reported in the consolidated balance sheets, and the assumptions used in determining the actuarial present value of the benefit obligations:

| | 2003 | 2002 |
|---|---|---|
| Change in accrued pension benefits: | | |
| Benefit obligation at beginning of year | $ 29.2 | $ 21.4 |
| Service cost | 1.4 | 1.8 |
| Interest cost | 1.4 | 1.3 |
| Actuarial loss | 5.1 | 5.5 |
| Plan settlement | (25.8) | - |
| Benefits paid | (0.9) | (0.7) |
| Foreign exchange | 5.3 | (0.1) |
| Benefit obligation at end of year | 15.7 | 29.2 |
| Change in plan assets: | | |
| Fair value of plan assets at beginning of year | 11.8 | 8.7 |
| Actual return on plan assets | 1.7 | (0.3) |
| Employer contributions | 1.4 | 3.2 |
| Employee contributions | - | 0.9 |
| Plan settlement | (15.7) | - |
| Benefits paid | (0.5) | (0.6) |
| Foreign exchange | 2.7 | (0.1) |
| Fair value of plan assets at end of year | 1.4 | 11.8 |
| Unfunded status | (14.3) | (17.4) |
| Net pension benefit liability | $ (14.3) | $ (17.4) |

The assumptions used to develop the actuarial present value of the accrued pension benefits (obligations) were as follows:

| Assumptions: | 2003 | 2002 | 2001 |
|---|---|---|---|
| Discount rate | 3.5%-6.0% | 5% | 6% |
| Compensation increase rate | 3% | Nil | 3-4.5% |
| Investment return assumption | 5% | 5% | 9% |

## 24. FINANCIAL INSTRUMENTS

### (A) FAIR VALUE

The Company's financial instruments include cash and cash equivalents, short-term investments, restricted cash, accounts receivable, notes receivable, accounts payable, long-term debt and foreign exchange forward and option contracts. Due to the short-term maturity of cash and cash equivalents, short-term investments, restricted cash and accounts payable, the carrying values of these instruments are reasonable estimates of their fair value. The note receivable was discounted at market rates so that the carrying value approximates the fair value of the note. The fair value of long-term debt was determined by discounting future payments of interest and principal at estimated interest rates that would be available to the Company at year-end. The fair value of the foreign exchange forward and option contracts reflects the estimated amount that the Company would have been required to pay if forced to settle all outstanding contracts at year-end. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company's future earnings or cash flows. The fair value of financial instruments approximates their carrying value.

## (B) DERIVATIVE FINANCIAL INSTRUMENTS

The Company operates globally, and therefore is subject to the risk that earnings and cash flows may be adversely impacted by fluctuations in foreign exchange. The Company uses forward and option contracts to manage foreign exchange risk. Forward and option contracts are designated for firmly committed or forecasted sales and purchases that are expected to occur in less than one year.

The notional amounts for forward contracts represent the U.S. dollar equivalent of an amount exchanged. All of the forward contracts mature within six months with the longest maturity extending to September 25, 2003. At March 28, 2003, unrealized gains were $nil (2002 – $0.1; 2001 – $2.6) and unrealized losses were $0.1 (2002 – $0.5; 2001 – $7.7). The following table presents the net notional amounts of the forward contracts in U.S. dollars:

| Buy (Sell): (U.S. dollars) | 2003 | 2002 |
|---|---|---|
| Forward contracts: | | |
| British pounds | $ 15.7 | $ (14.2) |
| Canadian dollars | 7.4 | 33.0 |
| Swedish krona | - | 0.7 |
| Euro | - | 0.3 |
| Total | $ 23.1 | $ 19.8 |

## (C) CREDIT RISK

The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, short-term investments, restricted cash, accounts receivable and derivative contracts. Cash and cash equivalents, short-term investments and restricted cash are invested in government and commercial paper with investment grade credit rating.

The Company is exposed to normal credit risk from customers. However, the Company's orientation is global with a large number of diverse customers to minimize concentrations of credit risk (see also Note 22).

The Company's note receivable is subject to credit risk in the event of non-payment by X-FAB (see also Note 18).

Zarlink is exposed to credit risk on its foreign exchange contracts in the event of non-performance by its counterparties. The Company does not anticipate non-performance by any of the counterparties, as it deals with counterparties that are major financial institutions. The Company anticipates the counterparties will satisfy their obligations under the contracts.

## (D) INTEREST RATE RISK

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and current liabilities.

## (E) UNUSED BANK LINES OF CREDIT

The Company has a line of credit for $17.0 (Cdn$25.0), of which up to $7.5 (Cdn$11.0) is available for letters of credit. At March 28, 2003, $6.2 (2002 – $2.9) in letters of credit were outstanding against this credit facility, thus the Company had unused and available demand bank lines of credit of approximately $10.8 (2002 - $12.8) at a rate of interest based on the prime lending rate plus 0.50%. As at March 28, 2003, cash and cash equivalents of $6.2 were hypothecated under the Company's revolving global credit facility to cover certain outstanding letters of credit.

## 25. SUPPLEMENTARY CASH FLOW INFORMATION

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Cash interest paid (included in cash flow from operations) | $ 0.2 | $ 0.5 | $ 10.1 |
| Cash taxes paid (included in cash flow from operations) | $ 1.7 | $ 2.3 | $ 15.8 |

The following table summarizes the Company's other non-cash changes in operating activities:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| CASH PROVIDED BY (USED IN) | | | |
| Impairment of long-term investment | $ 11.5 | $ 3.5 | $ - |
| Income on disposal of discontinued operations | (2.4) | - | (65.0) |
| Gain on sale of long-term investment | (0.7) | - | - |
| Loss (recovery) on sale of businesses | (2.5) | 5.4 | - |
| Loss on sale of fixed assets | - | 0.5 | 1.8 |
| Equity loss in investment | - | 2.2 | 0.6 |
| Non-cash foreign exchange loss on short-term investments | 5.1 | - | - |
| Pension settlement charge | 6.6 | - | - |
| Change in pension liability | 0.2 | 6.6 | 1.8 |
| Inventory write-down | - | 29.1 | - |
| Special charges, non-cash | - | 7.8 | 237.6 |
| Other | - | - | 7.3 |
| Other non-cash changes in operating activities | $ 17.8 | $ 55.1 | $ 184.1 |

The following table summarizes the Company's cash flows from (used in) investing activities from acquisitions:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Cash acquired | $ - | $ - | $ (7.4) |
| Net assets acquired other than cash | - | - | (193.2) |
| Total purchase price | - | - | (200.6) |
| Less: cash acquired | - | - | 7.4 |
| Less: non-cash consideration paid | - | - | 200.6 |
| Less: cash paid for other investments | - | - | (0.5) |
| Acquisitions, net of cash acquired | $ - | $ - | $ 6.9 |

## 26. SUBSEQUENT EVENT

Since the third quarter of Fiscal 2002, the Company has presented its financial statements in U.S. dollars. However, the Company has historically measured the parent company's financial statements in Canadian dollars and its subsidiaries' financial statements in their respective local currencies. Effective March 29, 2003, the beginning of Fiscal 2004, as a result of the Company's increased economic activities denominated in U.S. dollars, the U.S. dollar has become the functional currency across the Company's operations.

## 27. COMPARATIVE FIGURES

Certain of the Fiscal 2002 and Fiscal 2001 comparative figures have been reclassified so as to conform to the presentation adopted in Fiscal 2003.

## Corporate Directory

### BOARD OF DIRECTORS

**Dr. Henry Simon**
Chairman of the Board
Special Partner,
Schroder Ventures
Life Sciences Advisers

**Kirk K. Mandy**
Vice Chairman of the Board
Management Consultant

**André Borrel**
Management Consultant

**Patrick J. Brockett**
President and
Chief Executive Officer

**Hubert T. Lacroix**
Management Consultant

**J. Spencer Lanthier**
Management Consultant

**Jules Meunier**
Management Consultant

**Kent H.E. Plumley**
Special Partner
Osler, Hoskin & Harcourt

**Dr. Semir D. Sirazi**
Management Consultant

### MEMBERS OF BOARD COMMITTEES

#### EXECUTIVE

**Dr. Henry Simon**
Chairman

**Patrick J. Brockett**

**Hubert T. Lacroix**

**Kirk K. Mandy**

#### COMPENSATION

**Jules Meunier**
Chairman

**André Borrel**

**Kent H.E. Plumley**

#### NOMINATING AND CORPORATE GOVERNANCE

**Dr. Henry Simon**
Chairman

**Hubert T. Lacroix**

**Kirk K. Mandy**

**Kent H.E. Plumley**

#### AUDIT

**Hubert T. Lacroix**
Chairman

**Kent H.E. Plumley**

**Dr. Semir D. Sirazi**

### OFFICERS OF THE CORPORATION

**Patrick J. Brockett**
President and
Chief Executive Officer

**Scott Milligan**
Senior Vice President of Finance
and Chief Financial Officer

**Donald G. McIntyre**
Senior Vice President, Human
Resources, General Counsel
and Secretary

**J. Desmond Byrne**
Vice President, Legal and
Assistant Secretary

**Shirley J. Mears**
Vice President and Treasurer

**Timothy R. Saunders**
Vice President and Corporate
Controller

## Worldwide Locations

**AMERICAS**
**Canada/World Headquarters**
Zarlink Semiconductor Inc.
400 March Road
Ottawa, ON K2K 3H4
Canada
Tel: (613) 592-0200
Fax: (613) 592-1010

**United States**
Zarlink Semiconductor (U.S.) Inc.
10815 Rancho Bernardo Road
Suite 210
San Diego, CA 92127
US
Tel: (858) 675-3400
Fax: (858) 675-3450

Zarlink Semiconductor V.N. Inc.
121 Innovation Drive
Irvine, CA 92618
US
Tel: (949) 737-7000
Fax: (949) 737-7002

**Americas/Sales Offices:**
Zarlink Semiconductor (U.S.) Inc.
7 Technology Drive, Suite 101
Chelmsford, MA 01863
US
Tel: (978) 322-4800
Fax: (978) 322-4888

Zarlink Semiconductor V.N. Inc.
2025 Gateway Place, Suite 420
San Jose, CA 95110
US
Tel: (408) 573-8128
Fax: (408) 573-0850

**EUROPE**
**United Kingdom**
Zarlink Semiconductor Limited
Cheney Manor
Swindon, Wiltshire SN2 2QW
UK
Tel: +44 (0) 1793 518000
Fax: +44 (0) 1793 518411

Zarlink Semiconductor Limited
Elstree Way, Borehamwood
Hertfordshire WD6 1RX
UK
Tel: +44 (0) 208 624 6543
Fax: +44 (0) 208 624 6550

Zarlink Semiconductor Limited
Tamerton Road
Roborough, Plymouth
Devon PL6 7BQ
UK
Tel: +44 (0) 1752 693000
Fax: +44 (0) 1752 693200

Zarlink Semiconductor Limited
4 Pioneer Way
Doddington Road
Lincoln LN6 3DH
UK
Tel: +44 (0) 1793 518000
Fax: +44 (0) 1793 518925

Zarlink Semiconductor Limited
Portskewett
Caldicot, Gwent NP26 5YR
UK
Tel: +44 (0) 1291 430000
Fax: +44 (0) 1291 430400

**Sweden**
Zarlink Semiconductor AB
Box 520, Bruttovagen 1
SE-175 26 Jarfalla
Sweden
Tel: +46 8 58 02 45 00
Fax: +46 8 58 01 67 15

**Netherlands**
Zarlink Semiconductor XIC B.V.
Boezemsingel 10
3034 EA Rotterdam
The Netherlands
Tel: 31-104679300
Fax: 31-104662884

**Europe/Sales Offices:**
**United Kingdom**
Zarlink Semiconductor Limited
Cheney Manor
Swindon, Wiltshire SN2 2QW
UK
Tel: +44 (0) 1793 518000
Fax: +44 (0) 1793 518411

**France**
Zarlink Semiconductor SA
ZA de Courtaboeuf
6, Avenue des Andes –BP 142
91944 Les Ulis Cedex A
France
Tel: +33 1 69 18 90 00
Fax: +33 1 64 46 06 07

**ASIA**
**Japan**
Zarlink Semiconductor Japan KK
Tomoecho Annex Bldg No2 2F
3-8-27 Toranomon
Minato-ku, Tokyo 105-0001
Japan
Tel: (81) 3 5733 8181
Fax: (81) 3 5401 2441

**Korea**
Zarlink Semiconductor Overseas Ltd.
15 Saman Bldg
945 Daechi-3 Dong
Kangnam-Ku , Seoul 135-846
Korea
Tel: (82) 2 566 8141
Fax: (82) 2 569 7933

**Taiwan**
Zarlink Semiconductor Limited
Rm N516, FL.5 No: 96
Chung Shan North Road
(Chia Hsin 2nd Building)
Sec 2, Taipei Postal Code: 104
Taiwan, R.O.C.
Tel: (886) 2 2562 1617
Fax: (866) 2 2562 1126

**China**
Zarlink Semiconductor (Asia) Pte Ltd.
Blk A, 27F, Shenzhen Special Zone Press Building
No: 6008 Shennan Road
Shenzhen, China PRC 518033
Tel: (86) 755 351 6538
Fax: (86) 755 351 5040

**Asia/Sales Office:**
**Singapore**
Zarlink Semiconductor (Asia) Pte Ltd.
9 Temasek Boulevard
#44-02 Suntec Tower 2
Singapore 038989
Tel: (65) 333 6193
Fax: (65) 333 6192

# Investor Information

## Annual Meeting

The Annual Meeting of Shareholders will be held at 10:30 a.m., Wednesday July 16th, 2003, at the Fairmont Chateau Laurier Hotel, 1 Rideau Street, Ottawa, Ontario, Canada.

## Annual Report on Form 10-K Shareholder Inquiries

Shareholders and other individuals wishing to receive, free of charge, copies of the Annual and Quarterly Reports including the Annual Report on Form 10-K with the U.S. Securities and Exchange Commission and Regulatory Authorities should visit our website at www.zarlink.com, or call or write to:

Investor Relations
Zarlink Semiconductor
400 March Road
Ottawa, Ontario
Canada K2K 3H4
(613) 592-0200
corporate@zarlink.com

## Transfer Agent and Registrar

Computershare Trust Company
100 University Avenue
Toronto, Ontario
Canada, M5J 2Y1
Tel: (800) 663-9097
www.computershare.com

## Auditors

Ernst & Young LLP
Ottawa, Ontario

## Legal Counsel

McCarthy Tetrault LLP
Montreal, Quebec
Ottawa, Ontario

Sonnenschein Nath & Rosenthal
New York, New York

## Stock Exchange Listings

New York Stock Exchange

The Toronto Stock Exchange

Common Stock Symbol: ZL

Preferred Stock Symbol: ZL.PR.A (TSX only)

# Glossary

**Application Specific Standard Product (ASSP):** A chip tailored to a specific application that is sold to many customers, who often differentiate their end products with special software.

**Digital ICs:** In these chips, transistors are used to switch digital signals on or off by changing their state from "one" to "zero." Today's process technologies integrate millions of transistors onto a single chip, resulting in enormous computing power.

**Digital Signal Processor (DSP):** A specialized computer chip designed to perform speedy and complex operations on digitized waveforms.

**Ethernet:** The dominant global protocol for LANs (local area networks). Used to connect computers, printers, and other devices to access networks. Operates over Cat-5 (category 5) copper twisted wire, coaxial cable, and fiber.

**Integrated Circuit (IC):** An electronic device that combines thousands of separate subsystems onto one chip. ICs are produced on slices of semiconductor material, such as silicon.

**Internet Protocol (IP):** The global protocol for the World Wide Web. Defines how to route information across packet networks.

**Mixed-Signal ICs:** Integrated circuits that combine analog and digital circuitry. Mixed-signal ICs are difficult to design because the analog and digital parts of the chip operate differently, and the process technologies used to make them are different.

**Packet Processor:** A specialized chip that efficiently converts traditional voice and data traffic to packets for transport over Ethernet/IP networks.

**Parallel Fiber-Optic Module:** A module that provides data links for multiple fiber-optic channels.

**Radio Frequency:** Electromagnetic waves operating above 10 kHz (kilohertz) and propagated without wire or cable in free space.

**Set-Top Box:** An electronic box that sits atop or near a TV and interfaces between the TV and the network.

**T1/E1:** Standards for digital transmission links used widely in access networks. T1 is used in the U.S., Canada, Hong Kong and Japan for transmitting at 1.544 Mb/s (megabits per second). E1 is used in Europe for transmitting at 2.048 Mb/s.

**Very Short-Reach (VSR) Interconnect:** The use of fiber-optic modules and components to interconnect boards, backplanes, and equipment racks in high-capacity communications systems.

**Time-Division Multiplex (TDM):** A time-interleaving technique for combining many streams of voice, data, and video traffic for transport over copper, coaxial, or fiber cable.

**Vertical Cavity Surface Emitting Laser (VCSEL):** A type of laser light source used in optical fiber communications at speeds of several gigabits per second.

**Wireless:** Originally meant radio; now refers to different modes of communication without wires, such as cellular telephones and in-building wireless systems.

Printed in Canada

This publication has been printed on 100% chlorine-free environmentally friendly paper and is recyclable.


ZARLINK
SEMICONDUCTOR

***400 March Road***

Ottawa, Ontario, Canada

K2K 3H4

www.zarlink.com